                                                                  Filed Pursuant
                                                               to Rule 424(b)(5)
                                                                Registration No.
                                                                       333-25643

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 12, 2001)
                                 500,000 SHARES

                                 [REDWOOD LOGO]

                              REDWOOD TRUST, INC.
                                  COMMON STOCK

                         ------------------------------

     Redwood Trust, Inc. is offering 500,000 shares of its common stock. Our common stock is traded on the New York Stock Exchange under the symbol "RWT." The last reported sale price of the common stock on the New York Stock Exchange on April 23, 2002 was $27.01 per share.

                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-4.

                         ------------------------------

                                                               PER SHARE            TOTAL
                                                               ---------        --------------
Public offering price..................................         $27.01          $13,505,000.00
Underwriting discounts.................................         $ 1.02          $   510,000.00
Proceeds before expenses to Redwood Trust, Inc.........         $25.99          $12,995,000.00

     The underwriter named in this prospectus supplement may purchase up to an additional 75,000 shares of common stock from us under selected circumstances. The underwriter expects to deliver the shares to purchasers on or about April 29, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         ------------------------------

                              FLAGSTONE SECURITIES

                   PROSPECTUS SUPPLEMENT DATED APRIL 23, 2002

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including in each case the documents incorporated by reference, and with particular attention to the section entitled "Risk Factors" beginning on page S-4 and our consolidated financial statements and the notes to the consolidated financial statements incorporated by reference.

                                  THE COMPANY

     Redwood Trust is a real estate finance company. We distribute to our stockholders as dividends the mortgage payments we receive from our real estate loans and securities, less interest expenses and operating costs.

     Our primary business is owning, financing, and credit enhancing high-quality jumbo residential mortgage loans. Jumbo residential loans have mortgage balances that exceed the financing limit imposed on Fannie Mae and Freddie Mac, both of which are United States government-sponsored real estate finance entities. Most of the loans that we finance have mortgage loan balances between $300,000 and $600,000.

     We acquire high-quality jumbo residential mortgage loans from large, high-quality mortgage origination companies. We hold these loans on our balance sheet to earn interest income. We typically fund these loans with a combination of equity and long-term amortizing non-recourse debt. At December 31, 2001, our residential mortgage loan portfolio totaled $1.5 billion.

     We also acquire mortgage securities representing subordinated interests in pools of high-quality residential mortgage loans. By acquiring the subordinated securities of these loan pools, we provide credit-enhancement for the more senior securities backed by the pool so the senior securities can be sold to capital market investors. Our total investment in residential credit-enhancement securities was $191 million at December 31, 2001. The residential mortgage loans in the pools that we credit enhanced in this manner totaled $52 billion at December 31, 2001. Our prospective returns from our investment in these credit-enhancement securities will be driven primarily by the future credit performance of these mortgages.

     We also own and finance commercial mortgage loans and own a portfolio of residential and commercial real estate securities. At December 31, 2001, our commercial mortgage loan portfolio totaled $51 million and our securities portfolio totaled $683 million. We may acquire or create other types of assets in the future.

     We have elected, and anticipate that Redwood Trust will continue to elect, to be organized as a real estate investment trust, or REIT. As a REIT, we distribute substantially all of our net taxable earnings (excluding earnings generated in taxable subsidiaries) to our stockholders as dividends. As long as we retain our REIT status, we will not pay most types of corporate income taxes on taxable income earned in Redwood Trust, Inc.

     Redwood Trust, Inc. was incorporated in the State of Maryland on April 11, 1994, and commenced operations on August 19, 1994. Our executive offices are located at 591 Redwood Highway, Suite 3100, Mill Valley, California 94941.

     At April 23, 2002, Redwood Trust had outstanding 14,835,249 shares of common stock (New York Stock Exchange, Symbol "RWT") and 902,068 shares of Class B Cumulative Convertible Preferred Stock (New York Stock Exchange, Symbol "RWT-PB").

     For more information about Redwood Trust, please visit www.redwoodtrust.com. Information on our web site and on web sites linked to it is not part of this prospectus supplement or the accompanying prospectus.

                              RECENT DEVELOPMENTS

     In March 2002, our Board of Directors declared a regular dividend on our common stock for the first quarter of 2002. The regular quarterly cash dividend for the first quarter of $0.62 per share of common stock is payable on April 22, 2002 to common stockholders of record as of March 29, 2002. Our Board of Directors also declared a first quarter preferred dividend of $0.755 per share, which is payable on April 22, 2002 to preferred stockholders of record as of March 29, 2002.

     In February 2002, we completed a follow-on offering of 1,725,000 shares of common stock for net proceeds of approximately $40 million. Net proceeds from this offering were for the purpose of funding the continued expansion of our residential and commercial real estate finance business. As of the date of this prospectus supplement, we have invested or have commitments to invest the bulk of the net proceeds from the February 2002 offering.

     In April 2002, we priced approximately $510 million of long-term debt through our Sequoia securitization program. This debt will be amortizing, callable, primarily AAA-rated and will be matched to the prepayment and maturity characteristics of the underlying residential mortgage loans. We expect to issue this debt in late April 2002. The net proceeds from this debt issuance will be used to reduce our short-term debt.

     For the first quarter of 2002, we will report core earnings of $0.77 per share, an increase of 5% over our first quarter of 2001 core earnings per share of $0.73. Core earnings equal earnings calculated in accordance with generally accepted accounting principles, or GAAP, excluding mark-to-market adjustments and non-recurring items. GAAP earnings for the first quarter of 2002 were $0.80 per share. Credit results remained strong during the quarter and balance sheet growth was encouraging. At March 31, 2002, residential mortgage loans totaled $1.8 billion, residential credit-enhanced securities totaled $250 million, commercial mortgages totaled $49 million and our securities portfolio totaled $609 million.

                                THE OFFERING(1)

Common stock offered..........   500,000 shares

Common stock outstanding after
this offering(2)..............   15,335,249 shares

Use of proceeds...............   We intend to use the net proceeds, together
                                 with borrowings, to purchase mortgage assets.
                                 See "Use of Proceeds."

New York Stock Exchange
trading symbol................   RWT
------------

(1) Does not include up to 75,000 shares of our common stock that may be issued in connection with the underwriter's over-allotment option.

(2) Based on shares outstanding as of April 23, 2002. Does not include an aggregate of 2,522,176 shares of common stock reserved for issuance upon exercise of outstanding options and convertible preferred stock.

                       SUMMARY OF SELECTED FINANCIAL DATA

     Core earnings were $0.76 per share for the fourth quarter of 2001, an increase of 23% over fourth quarter 2000 core earnings of $0.62 per share. Core earnings were $0.76 per share in the third quarter 2001. Core earnings for the year 2001 were $3.05 per share, an increase of 47% over core earnings for the year 2000 of $2.08 per share and an increase of 78% over core earnings per share of $1.71 for 1999. Core earnings equal GAAP earnings excluding mark-to-market adjustments and non-recurring items.

     Core earnings are not a measure of earnings in accordance with GAAP. Core earnings are calculated as GAAP earnings from ongoing operations less mark-to-market adjustments (on certain assets, hedges, and stock options) and non-recurring items. Management believes that core earnings provide relevant and useful information regarding our results of operations in addition to GAAP measures of performance. This is, in part, because market valuation adjustments on only a portion of our assets, hedges and stock options and none of our liabilities are recognized through our income statement under GAAP, and these valuation adjustments may not be fully indicative of changes in market values on our balance sheet or a reliable guide to our current or future operating performance. Furthermore, gains or losses realized upon sales of assets and operating results of closed business units are generally non-recurring and any non-recurring items may also be unrepresentative of our current or future operating performance. Because all companies and analysts do not calculate non-GAAP measures such as core earnings in the same fashion, core earnings as calculated by us may not be comparable to similarly titled measures reported by other companies. See page S-16 for reconciliation of GAAP earnings to core earnings.

     GAAP earnings were $0.69 per share for the fourth quarter of 2001 and $2.88 for the year 2001.

                                                                     YEAR ENDED DECEMBER 31,
                                                              -------------------------------------
                                                                 2001         2000          1999
                                                              ----------    ---------    ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income (net revenue)...........................   $ 46,470      $30,658      $ 26,737
Operating expenses..........................................    (11,836)      (7,850)       (3,835)
Other income (expense)......................................       (911)      (1,578)      (21,458)
Net unrealized/realized market value gains (losses).........      1,532       (2,296)          284
Dividends on Class B preferred stock........................     (2,724)      (2,724)       (2,741)
Cumulative effect of adopting EITF 99-20....................     (2,368)          --            --
                                                               --------      -------      --------
GAAP net income (loss) available to common stockholders.....   $ 30,163      $16,210      $ (1,013)
                                                               ========      =======      ========
Diluted GAAP net income (loss) per share....................   $   2.88      $  1.82      $  (0.10)
Core earnings(1)............................................   $ 31,910      $18,585      $ 16,622
Core earnings per share(1)..................................   $   3.05      $  2.08      $   1.71
Regular dividends declared per common share.................   $   2.22      $  1.61      $   0.40
Special dividends declared per common stock.................   $   0.33           --            --
                                                               --------      -------      --------
Total common stock dividends per share......................   $   2.55      $  1.61      $   0.40

Book value per common share.................................   $  22.21      $ 21.47      $  20.88

---------------

(1) Core earnings equal GAAP earnings excluding mark-to-market adjustments and non-recurring items. Core earnings is not a measure of earnings in accordance with GAAP and is not intended to be a substitute for GAAP earnings.

                                  RISK FACTORS

     You should carefully consider the following factors and other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to purchase shares of our common stock.

     The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. This is not an exhaustive list; other factors not listed below could be material to our results.

     We can provide no assurances with respect to projections or forward-looking statements made by us or by others with respect to our future results. Any one of the risk factors listed below, or other factors not so listed, could cause actual results to differ materially from expectations. It is not possible to accurately project future trends with respect to these risk factors, to project which risk factors will be most important in determining our results, or to project what our future results will be.

     Throughout this prospectus supplement and other documents we release or statements we make, the words "believe," "expect," "anticipate," "intend," "aim," "will," and similar words identify "forward-looking" statements.

MORTGAGE LOAN DELINQUENCIES, DEFAULTS, AND CREDIT LOSSES COULD REDUCE OUR EARNINGS. CREDIT LOSSES COULD REDUCE OUR CASH FLOW AND ACCESS TO LIQUIDITY.

     As a core part of our business, we assume the credit risk of mortgage loans. We do this in each of our portfolios. We may add other product lines over time that may have different types of credit risk than are described herein. We are generally not limited in the types of credit risk or other types of risk that we can undertake.

     We generally intend to increase our credit risk exposure over time through net acquisitions of credit-sensitive loans and securities and through net dispositions of more highly-rated securities.

     Tax and GAAP accounting for credit losses differ. While we have established a credit reserve for GAAP reporting purposes, we are not permitted for tax purposes to reduce our taxable income to provide for a reserve for future credit losses. Thus, if credit losses occur in the future, taxable income may be reduced relative to GAAP income. When taxable income is reduced, our minimum dividend distribution requirements under the REIT tax rules are reduced. We could reduce our dividend rate in such a circumstance. Alternatively, credit losses in some assets may be capital losses for tax. Unless we had offsetting capital gains, our minimum dividend distribution requirement would not be reduced by these credit losses, but eventually our cash flow would be. This could reduce our free cash flow and liquidity.

     If the recent slowdown in the U.S. economy should persist, or worsen, our credit losses could be increased beyond levels that we have anticipated. If we incur increased credit losses, our earnings might be reduced, and our cash flows, asset market values, and access to borrowings might be adversely affected. The amount of capital and cash reserves that we hold to help us manage credit and other risks may prove to be insufficient to protect us from earnings volatility, dividend cuts, liquidity, and solvency issues.

WE ASSUME DIRECT CREDIT RISK IN OUR RESIDENTIAL MORTGAGE LOANS, AND REALIZED CREDIT LOSSES MAY REDUCE OUR EARNINGS AND FUTURE CASH FLOW.

     In our residential mortgage loan portfolio, we assume the direct credit risk of residential mortgages. Realized credit losses will reduce our earnings and future cash flow. For GAAP reporting, we have a credit reserve for these loans and we may continue to add to this reserve in the future. There can be no assurance that our credit reserve will be sufficient to cover future losses. We may need to reduce earnings by increasing our credit-provisioning expenses in the future.

     Credit losses on residential mortgage loans can occur for many reasons, including: poor origination practices -- leading to losses from fraud, faulty appraisals, documentation errors, poor underwriting, legal errors, etc.; poor servicing practices; weak economic conditions; declines in the values of homes; special hazards; earthquakes and other natural events; over-leveraging of the borrower; changes in legal protections for lenders; reduction in personal incomes; job loss; and personal events such as divorce or health problems.

     Despite our efforts to manage our credit risk, there are many aspects of credit that we cannot control, and there can be no assurance that our quality control and loss mitigation operations will be successful in limiting future delinquencies, defaults, and losses. Our underwriting reviews may not be effective. The representations and warranties that we receive from sellers may not be enforceable. We may not receive funds that we believe are due to us from mortgage insurance companies. We rely on our servicers; they may not cooperate with our loss mitigation efforts, or such efforts may otherwise be ineffective. Various service providers to securitizations, such as trustees, bond insurance providers and custodians, may not perform in a manner that promotes our interests. The value of the homes collateralizing our loans may decline. The frequency of default, and the loss severity on our loans upon default, may be greater than we anticipated. Interest-only loans, negative amortization loans, loans with balances over $1 million, and loans that are partially collateralized by non-real estate assets may have special risks. Our geographical diversification may be ineffective in reducing losses. If loans become "real estate owned," or REO, we, or our agents, will have to manage these properties and may not be able to sell them. Changes in consumer behavior, bankruptcy laws and the like may exacerbate our losses. In some states and circumstances, we have recourse against the borrower's other assets and income; but, in most cases we may only be able to look to the value of the underlying property for any recoveries. Expanded loss mitigation efforts in the event that defaults increase could be costly. We expect to continue to increase the size of our residential loan portfolio at a rate faster than we increase our equity base, thus exposing us to a greater degree to the potential risks of owning these loans.

     At December 31, 2001, 22% of our residential mortgage loans were secured by properties located in California. This concentration in one state may expose us to special credit risks.

WE HAVE CREDIT RISKS IN OUR RESIDENTIAL CREDIT-ENHANCEMENT SECURITIES RELATED TO THE UNDERLYING LOANS.

     Of our total net investment in residential credit-enhancement securities at December 31, 2001, $30 million, or 16%, was in a first loss position with respect to the underlying loans. We generally expect that the entire amount of these first loss investments will be subject to credit loss, potentially even in healthy economic environments. Our ability to make an attractive return on these investments depends on how quickly these expected losses occur. If the losses occur more quickly than we anticipate, we may not recover our investment and/or our rates of return may suffer.

     Second loss credit-enhancement securities, which are subject to credit loss when the entire first loss investment (whether owned by us or by others) has been eliminated by credit losses, made up 31%, or $60 million, of our net investment in credit-enhancement securities at December 31, 2001. Third loss credit-enhancement securities, or other investments that themselves enjoy various forms of material credit enhancement, made up 53%, or $101 million, of our net investment in credit-enhancement interests at December 31, 2001. Given our normal expectations for credit losses, we would anticipate some future losses on many of our second loss interests but no losses on investments in the third loss or similar position. If credit losses are greater than, or occur sooner than, expected, our expected future cash flows will be reduced and our earnings will be negatively affected. Credit losses and delinquencies could also affect the cash flow dynamics of these securitizations and thus extend the period over which we will receive a return of principal from these investments. In most cases, adverse changes in anticipated cash flows would reduce our economic and accounting returns and may also precipitate mark-to-market charges to earnings. From time to time, we may pledge these interests as collateral for borrowings; a deterioration of credit results in this portfolio may adversely affect the terms or availability of these borrowings and, thus, our liquidity.

     We generally expect to increase our net acquisitions of residential credit-enhancement securities and to increase our net acquisitions of first loss and second loss investments relative to third loss investments. This may result in increased risk with respect to the credit results of the residential loans we credit enhance.

     In our credit-enhancement securities portfolio, we may benefit from credit rating upgrades or restructuring opportunities through re-securitizations or other means in the future. If credit results deteriorate, these opportunities may not be available to us or may be delayed. It is likely, in many instances, that we will not be able to anticipate increased credit losses in a pool soon enough to allow us to sell such credit-enhancement interests at a reasonable price.

     In anticipation of future credit losses, we designate a portion of the purchase discount associated with many of our credit-enhancement securities as a form of credit reserve. The remaining discount is amortized into income over time via the effective yield method. If the credit reserve we set aside at acquisition proves to be insufficient, we may need to reduce our effective yield income recognition in the future or we may adjust our basis in these interests, thus reducing earnings.

     We adopted EITF 99-20 in the first quarter of 2001. Generally, under EITF 99-20, if prospective cash flows from certain investments deteriorate even slightly from original expectations -- due to changes in anticipated credit losses, prepayment rates, and otherwise -- then the asset will be marked-to-market if the market value is lower than our basis. Any mark-to-market adjustments under EITF 99-20 reduce earnings in that period. Since we do not expect every asset we own to always perform equal to or better than our expectations, we expect to make negative EITF 99-20 adjustments to earnings from time to time. Any positive adjustments to anticipated future cash flows are generally reflected in a higher yield recognition for that asset for as long as anticipated future cash flows remain favorable.

     At December 31, 2001, 53% of the properties securing the residential loans that we credit-enhanced were located in California. This concentration in one state may expose us to special credit risks.

WE MAY HAVE CREDIT LOSSES IN OUR SECURITIES PORTFOLIO.

     Most of our securities (excluding our residential credit-enhancement securities) are currently rated AAA or AA (99% at December 31, 2001). Most of these securities are backed by residential and commercial real estate assets. These securities benefit from various forms of corporate guarantees from Fannie Mae, Freddie Mac, and other companies, and/or from credit enhancement provided by third parties, usually through their ownership of subordinated credit-enhancement interests. Thus, the bulk of our existing securities have reduced exposure to currently expected levels of credit losses. However, in the event of greater than expected future delinquencies, defaults, or credit losses, or a substantial deterioration in the financial strength of Fannie Mae, Freddie Mac, or other corporate guarantors, our results would likely be adversely affected. We may experience credit losses in our securities portfolio. Deterioration of the credit results or guarantees of these assets may reduce the market value of these assets, thus limiting our borrowing capabilities and access to liquidity. Generally, we do not control or influence the underwriting, servicing, management, or loss mitigation efforts with respect to these assets. Results could be affected through credit rating downgrades, market value losses, reduced liquidity, adverse financing terms, reduced cash flow, experienced credit losses, or in other ways. For the non-investment grade assets in our securities portfolio, representing 1% of our securities portfolio at December 31, 2001, our protection against credit loss is smaller and our credit risks and liquidity risks are increased. If we acquire equity securities, results may be volatile. We intend to increase the percentage of our securities portfolio that is rated below AA and that is rated below investment grade, and we intend to expand the range of types of securities that we acquire; these trends may increase the potential credit risks in our securities portfolio.

WE ASSUME DIRECT CREDIT RISK IN OUR COMMERCIAL MORTGAGE LOANS.

     The loans in our commercial mortgage loan portfolio may have higher degrees of credit and other risks than do our residential mortgage loans, including various environmental and legal risks. The net operating income and market values of income-producing properties may vary with economic cycles and as a result of other factors, so that debt service coverage is unstable. The value of the property may not protect the value of the loan if there is a default. Our commercial loans are not geographically diverse, so we are at risk for regional factors: at December 31, 2001, $30 million, or 59%, of our commercial loan balances were on commercial properties located in California. Many of our commercial loans are not fully amortizing, so the timely recovery of our principal is dependent on the borrower's ability to refinance at maturity. We generally lend against income-properties that are in transition. Such lending entails higher risks than traditional commercial property lending against stabilized properties. Initial debt service coverage ratios, loan-to-value ratios, and other indicators of credit quality may not meet standard commercial mortgage market criteria for stabilized loans. The underlying properties may not transition or stabilize as we expected. The personal guarantees and forms of cross-collateralization that we receive on some loans may not be effective. We generally do not service our loans; we rely on our servicers to a great extent to manage our commercial assets and work-out loans and properties if there are delinquencies or defaults. This may not work to our advantage. As part of the work-out process of a troubled commercial loan, we may assume ownership of the property, and the ultimate value of this asset would depend on our management of, and eventual sale of, the property which secured the loan. Our loans are illiquid; if we choose to sell them, we may not be able to do so in a timely manner or for a satisfactory price. Financing these loans may be difficult, and may become more difficult if credit quality deteriorates. We have sold senior loan participations on some of our loans, so that the asset we retain is junior and has concentrated credit, servicing, and other risks. We have directly originated our commercial loans. This may expose us to certain credit, legal, and other risks that may be greater than is usually present with acquired loans. We have sold commercial mortgage loans. The representations and warranties we made on these sales are limited, but could cause losses and claims in some circumstances. On a net basis, we intend to increase our investment in commercial real estate loans and in junior participations of these loans.

WE MAY INVEST IN OTHER TYPES OF CREDIT RISKS THAT COULD ALSO CAUSE LOSSES.

     We intend to invest in other types of commercial loan assets, such as mezzanine loans, second liens, credit-enhancement interests of commercial loan securitizations, junior participations, among others, that may entail other types of risks. In addition, we intend to invest in other assets with material credit risk, including sub-prime residential mortgage securities, the equity and debt of collateralized bond obligations (CBOs), corporate debt and equity of REITs and non-real estate companies, real estate and non-real estate asset-backed securities, and other financial and real property assets.

OUR RESULTS COULD ALSO BE ADVERSELY AFFECTED BY COUNTER-PARTY CREDIT RISK.

     We have other credit risks that are generally related to the counter-parties with which we do business. In the event a counter-party to our short-term borrowings becomes insolvent, we may fail to recover the full value of our collateral, thus reducing our earnings and liquidity. In the event a counter-party to our interest rate agreements becomes insolvent or interprets our agreements with them in an unfavorable manner, our ability to realize benefits from hedging may be diminished, and any cash or collateral that we pledged to these counter-parties may be unrecoverable. We may be forced to unwind these agreements at a loss. In the event that one of our servicers becomes insolvent or fails to perform, loan delinquencies and credit losses may increase. We may not receive funds to which we are entitled. In various other aspects of our business, we depend on the performance of third parties that we do not control. We attempt to diversify our counter-party exposure and to limit our counter-party exposure to strong companies with investment-grade credit ratings, but we are not always able to do so. Our counter-party risk management strategy may prove ineffective.

FLUCTUATIONS IN OUR RESULTS MAY BE EXACERBATED BY THE LEVERAGE THAT WE EMPLOY AND BY LIQUIDITY RISKS.

     We employ substantial financial leverage on our balance sheet relative to many non-financial companies, although we believe we employ less leverage than most banks, thrifts, and other financial institutions. In addition, the bulk of our financing is typically in the form of non-recourse debt issued through asset securitization. We believe this is generally an effective and lower-risk form of financing compared to many other forms of debt utilized by financial companies. We believe the amount of leverage that we employ is appropriate, given the risks in our balance sheet, the non-recourse nature of the long-term financing structures that we typically employ, and our management policies. However, in order to operate our business successfully, we require continued access to debt on favorable terms with respect to financing costs, capital efficiency, covenants, and other factors. We may not be able to obtain debt on such terms.

     Due to our leverage, relatively small changes in asset quality, asset yield, cost of borrowed funds, and other factors could have relatively large effects on us and our stockholders, including fluctuations in earnings and liquidity. Our use of leverage may not enhance our returns and could erode our financial soundness. In general, we currently intend to increase our use of leverage in the future through asset accumulation funded by securitized non-recourse debt issuance.

     Although we do not have a corporate debt rating, the nationally-recognized credit rating agencies have a strong influence on the amount of capital that we hold relative to the amount of credit risk we take. The rating agencies determine the amount of net investment we must make to credit enhance the long-term debt, mostly rated AAA, that we issue to fund our residential loan portfolio. They also determine the amount of principal value required for the credit-enhancement interests we acquire. The rating agencies, however, do not have influence over how we fund our net credit investments nor do they determine or influence many of our other capital and leverage policies. With respect to our short-term debt, our lenders, typically large commercial banks and Wall Street firms, limit the amount of funds that they will advance versus our collateral. We typically use far less leverage than would be permitted by our lenders. However, lenders can reduce the amount of leverage that they will permit us to undertake, or the value of our collateral may decline, thus reducing our liquidity.

     Unlike banks, thrifts, and the government-sponsored mortgage finance companies, we are not regulated by national regulatory bodies. Thus, the amount of financial leverage that we employ is largely controlled by management, and by the risk-adjusted capital policies approved by our Board of Directors.

     In the period in which we are accumulating loans, securities, or other assets in order to build a portfolio of efficient size to issue securitized long-term debt, variations in the market for these assets or for long-term debt issuance could affect our results. Ultimately we may not be able to issue long term debt, the cost of such debt could be greater than we anticipated, the net investment in our financing trust required by the rating agencies could be greater than anticipated, certain of our assets could not be accepted into the financing trust, the market value of our assets to be sold into the financing trust may have changed, our hedging activities or agreements with counter-parties may have been ineffective, or other negative effects could occur.

     We borrow on a short-term basis to fund a portion of our securities portfolio, to fund residential loans or other assets prior to the issuance of long-term debt, to use a certain amount of leverage with respect to our net investments in credit-enhancement interests, to fund a portion of our commercial loan portfolio, to fund working capital and general corporate needs, and for other reasons. We borrow short-term by pledging our assets as collateral. We usually borrow via uncommitted borrowing facilities for the substantial majority of our short-term debt funded assets that are generally liquid, have active trading markets, and have readily discernable market prices. The term of these borrowings can range from one day to one year. To fund less liquid or more specialized assets, we typically utilize committed credit lines from commercial banks and finance companies with a one to two year term. Whether committed or not, we need to roll over short-term debt on a frequent basis; our ability to borrow is dependent on our ability to deliver sufficient market value of collateral to meet lender requirements. Our payment of commitment fees and other expenses to secure committed borrowing lines may not protect us from liquidity issues or losses. Variations in lenders' ability to access funds, lender confidence in us, lender collateral requirements, available borrowing rates, the acceptability and market values of our collateral, and other factors could force us to utilize our liquidity reserves or to sell assets, and, thus, affect our liquidity, financial soundness, and earnings. In recent years, we believe that the marketplace for our type of secured short-term borrowing has been more stable than the commercial paper market (corporate unsecured short-term borrowing typically utilized by larger corporations), but there is no assurance that such stability will continue. Our current intention is to reduce our short-term debt levels over time, with the exception of short-term debt used to fund assets under accumulation for a securitization. There can be no assurance that this planned short-term debt reduction will be achieved. In the future, we may borrow on an unsecured basis through bank loans, issuance of corporate debt, and other means.

     Various of our borrowing arrangements subject us to debt covenants. While these covenants have not meaningfully restricted our operations through December 31, 2001, they could be restrictive or harmful to us and our stockholder interests in the future. Should we violate debt covenants, we may incur expenses, losses, or reduced ability to access debt.

     Preferred stock makes up a portion of our equity capital base, representing 9% at December 31, 2001. Our Class B Preferred Stock has a dividend rate of at least $0.755 per share per quarter, and has certain rights to dividend distributions and preferences in liquidation that are senior to common stockholders. Having preferred stock in our capital structure is a form of leverage, and such leverage may or may not work to the advantage of common stockholders.

CHANGES IN THE MARKET VALUES OF OUR ASSETS AND LIABILITIES CAN ADVERSELY AFFECT OUR EARNINGS, STOCKHOLDERS' EQUITY, AND LIQUIDITY.

     The market values of our assets, liabilities, and hedges are affected by interest rates, the shape of yield curves, volatility, credit quality trends, mortgage prepayment rates, supply and demand, capital markets trends and liquidity, general economic trends, expectations about the future, and other factors. For the assets that we mark-to-market through our income statement or balance sheet, such market value fluctuations will affect our earnings and book value. To the extent that our basis in our assets is thus changed, future reported income may be affected as well. If we sell an asset that has not been marked-to-market through our income statement at a reduced market price relative to our basis, our earnings will be reduced. Market value reductions of the assets that we pledge for short-term borrowings may reduce our access to liquidity.

     Generally, reduced asset market values for the assets that we own may have negative effects, but might improve our opportunities to acquire new assets at attractive pricing levels. Conversely, increases in the market values of our existing assets may have positive effects, but may mean that acquiring new assets at attractive prices becomes more difficult.

CHANGES IN MORTGAGE PREPAYMENT RATES MAY AFFECT OUR EARNINGS, LIQUIDITY, AND THE MARKET VALUES OF OUR ASSETS.

     Residential and commercial mortgage prepayment rates are affected by interest rates, borrower behavior and confidence, seasoning of loans, the value of and amount of equity in the underlying properties, prepayment terms of the mortgages, the ease and cost of refinancing, the property turnover rate, media awareness of refinancing opportunities, and many other factors.

     Changes in prepayment rates (including prepayments from liquidated defaulted loans) may have multiple effects on our operations. Faster mortgage prepayment rates may lead to increased premium amortization expenses for premium and interest-only assets, increased working capital requirements, reduced market values for certain types of assets, adverse reductions in the average life of certain assets, adverse changes in hedge ratios, and an increase in the need to reinvest cash to maintain operations. Premium assets may experience faster rates of prepayments than discount assets. Slower prepayment rates may lead to reduced discount amortization income for discount assets, reduced market values for discount and other types of assets, extension of the average life of certain investments at a time when this would be contrary to our interests, adverse changes in hedge ratios, a reduction in cash flow available to support operations and make new investments, and a reduction in new investment opportunities, since the volume of new origination and securitizations would likely decline. Slower prepayment rates may lead to increased credit losses.

     The amount of premium and discount we have on our books, and thus our net amortization expenses, can change over time as we mark-to-market assets or as our asset composition changes through principal repayments and asset purchases and sales.

INTEREST RATE FLUCTUATIONS CAN HAVE VARIOUS EFFECTS ON OUR COMPANY, AND COULD LEAD TO REDUCED EARNINGS AND/OR INCREASED EARNINGS VOLATILITY.

     Our balance sheet and asset/liability operations are complex and diverse with respect to interest rate movements, so we cannot fully describe all the possible effects of changing interest rates. We do not seek to eliminate all interest rate risk. Changes in interest rates, the interrelationships between various interest rates, and interest rate volatility could have negative effects on our earnings, the market value of our assets and liabilities, mortgage prepayment rates, and our access to liquidity. Changes in interest rates can also affect our credit results.

     Generally, rising interest rates could lead to reduced asset market values and slower prepayment rates. Initially, our net interest income may be reduced if short-term interest rates increase, as our cost of funds would likely respond to this increase more quickly than would our asset yields. Within three to twelve months of a rate change, however, asset yields for our adjustable rate mortgages may increase commensurately with the rate increase. Higher short-term interest rates may reduce earnings in the short-term, but could lead to higher long-term earnings, as we earn more on the equity-funded portion of our balance sheet. To the extent that we own fixed-rate assets that are funded with floating rate debt, our net interest income from this portion of our balance sheet would be unlikely to recover until interest rates dropped again or the assets matured. Some of our adjustable-rate mortgages have periodic caps that limit the extent to which the coupon we earn can rise or fall, usually 2% annual caps, and life caps that set a maximum coupon. If short-term interest rates rise rapidly or rise so that our mortgage coupons reach their periodic or life caps, the ability of our asset yields to rise along with market rates would be limited, but there may be no such limits on the increase in our liability costs.

     Falling interest rates can also lead to reduced asset market values in some circumstances, particularly for prepayment-sensitive, premium, and other assets and for many types of interest rate agreement hedges. Decreases in short-term interest rates can be positive for earnings in the near-term, as our cost of funds may decline more quickly than our asset yields would. For longer time horizons, falling short-term interest rates can reduce our earnings, as we may earn lower yields from the assets that are equity-funded on our balance sheet.

     Changes in the interrelationships between various interest rates can reduce our net interest income even in the absence of a clearly defined interest rate trend. For instance, if the short-term interest rate indices that drive our asset yields were to decline relative to the short-term interest rate indices that determine our cost of funds, our net interest income would be reduced.

HEDGING ACTIVITIES MAY REDUCE LONG-TERM EARNINGS AND MAY FAIL TO REDUCE EARNINGS VOLATILITY OR TO PROTECT OUR CAPITAL IN DIFFICULT ECONOMIC ENVIRONMENTS; FAILURE TO HEDGE MAY ALSO HAVE ADVERSE EFFECTS ON OUR RESULTS.

     Hedging against interest rate movements using interest rate agreements (including interest rate swap instruments and interest rate futures) and other instruments usually has the effect over long periods of time of lowering long-term earnings. To the extent that we hedge, it is usually to protect us from some of the effects of a rapid or prolonged increase in short-term interest rates, to lower short-term earnings volatility, to stabilize liability costs, or to stabilize the future cost of anticipated liability issuance. Such hedging may not be in the long-term interest of stockholders, and may not achieve its desired goals. For instance, hedging costs may rise as interest rates increase, without an offsetting increase in hedging income. In a rapidly rising interest rate environment, the market values or cash flows of hedges may not increase as predicted. Using interest rate agreements to hedge may increase short-term earnings volatility, particularly since we employ mark-to-market accounting for our hedges. Reductions in market values of interest rate agreements may not be offset by increases in market values of the assets or liabilities being hedged. Conversely, increases in market values of interest rate agreements may not fully offset declines in market values of assets or liabilities being hedged. Changes in market values of interest rate agreements may require us to pledge collateral or cash.

     We also may hedge by taking short or long positions in U.S. Treasuries, mortgage securities, or other instruments. Such hedges may have special basis, liquidity, and other risks.

     At December 31, 2001, we had no hedges in place that would materially affect our results and operations. We reduced our hedging operations as we believe we have generally achieved our asset/liability goals with our existing on-balance sheet assets and liabilities. The absence of hedging, however, may not prove to be in the best interests of our stockholders. We generally intend to increase our hedging activities in the future.

MAINTAINING REIT STATUS MAY REDUCE OUR FLEXIBILITY.

     To maintain REIT status, we must follow rules and meet certain tests. In doing so, our flexibility to manage our operations may be reduced. If we make frequent asset sales, we could be viewed as a "dealer," and thus subject to entity level taxes. Certain types of hedging may produce income that is limited under the REIT rules. Our ability to own non-real estate related assets and earn non-real estate related income is limited. Meeting minimum REIT dividend distribution requirements may reduce our liquidity. Because we will generally distribute all our taxable earnings as dividends, we may need to raise new equity capital if we wish to grow operations at a rapid pace. Stock ownership tests may limit our ability to raise significant amounts of equity capital from one source. Failure to meet REIT requirements may subject us to taxation, penalties, and/or loss of REIT status. REIT laws and taxation could change in a manner adverse to our operations. To pursue our business plan as a REIT, we generally need to avoid becoming a Registered Investment Company, or RIC. To avoid RIC restrictions, we generally need to maintain at least 55% of our assets in whole loan form or in other related forms of assets that qualify for this test. Meeting this test may restrict our flexibility. Failure to meet this test would limit our ability to leverage and would impose other restrictions on our operations. Our ability to operate a taxable subsidiary is limited under the REIT rules. Our REIT status affords us certain protections against take-over attempts. These take-over restrictions may not always work to the advantage of stockholders. Our stated goal is to not generate income that would be taxable as unrelated business taxable income, or UBTI, to our tax-exempt shareholders. Achieving this goal may limit our flexibility in pursuing certain transactions. Despite our efforts to do so, we may not be able to avoid distributing UBTI to our stockholders.

OUR CASH BALANCES AND CASH FLOWS MAY BECOME LIMITED RELATIVE TO OUR CASH NEEDS.

     We need cash to meet our working capital, preferred stock dividends minimum REIT dividend distribution requirements, and other needs. Cash could be required to paydown our borrowings in the event that the market values of our assets that collateralize our debt decline, the terms of short-term debt become less attractive, or for other reasons. Cash flows from principal repayments could be reduced should prepayments slow or should credit quality trends deteriorate (in the latter case since, for certain of our assets, credit tests must be met for us to receive cash flows). For some of our assets, cash flows are "locked-out" and we receive less than our pro rata share of principal payment cash flows in the early years of the investment. Operating cash flow generation could be reduced if earnings are reduced, if discount amortization income significantly exceeds premium amortization expense, or for other reasons. Our minimum dividend distribution requirements could become large relative to our cash flow if our income as calculated for tax purposes significantly exceeds our cash flow from operations. Generally, our cash flow has materially exceeded our cash requirements; this situation could be reversed, however, with corresponding adverse consequences to us. We generally maintain what we believe are ample cash balances and access to borrowings to meet projected cash needs. In the event, however, that our liquidity needs exceed our access to liquidity, we may need to sell assets at an inopportune time, thus reducing our earnings. In an adverse cash flow situation, our REIT status or our solvency could be threatened.

INCREASED COMPETITION COULD REDUCE OUR ACQUISITION OPPORTUNITIES OR AFFECT OUR OPERATIONS IN A NEGATIVE MANNER.

     We believe that our principal competitors in our business of real estate finance are depositories such as banks and thrifts, mortgage and bond insurance companies, other mortgage REITs, hedge funds and private investment partnerships, life insurance companies, government entities such as Fannie Mae, Freddie Mac, Ginnie Mae, and the Federal Home Loan Banks, mutual funds, pension funds, mortgage originators, overseas entities, and other financial institutions. We anticipate that we will be able to compete effectively due to our relatively low level of operating costs, relative freedom to securitize our assets, our ability to utilize leverage, freedom from certain forms of regulation, focus on our core business, and the tax advantages of our REIT status. Nevertheless, many of our competitors have greater operating and financial resources than we do. Competition from these entities, or new entrants, could raise prices on mortgages and other assets, reduce our acquisition opportunities, or otherwise materially affect our operations in a negative manner. Relative to the years 2000 and 2001, we expect competition to increase in 2002.

NEW ASSETS MAY NOT BE AVAILABLE AT ATTRACTIVE PRICES, THUS LIMITING OUR GROWTH AND/OR EARNINGS.

     In order to reinvest proceeds from mortgage principal repayments, or to deploy new equity capital that we may raise in the future, we need to acquire new assets. If pricing of new assets is unattractive, or if the availability of new assets is much reduced, we may not be able to acquire new assets at attractive prices. Our new assets may generate lower returns than the assets that we have on our balance sheet. Generally, unattractive pricing and availability of new assets is a function of reduced supply and/or increased demand. Supply can be reduced if originations of a particular product are reduced, or if there are few sales in the secondary market of seasoned product from existing portfolios. The supply of new securitized assets appropriate for our balance sheet could be reduced if the economics of securitization become unattractive or if a form of securitization that is not favorable for our balance sheet predominates. Also, assets with a favorable risk/reward ratio may not be available if the risks of owning such assets increase substantially relative to market pricing levels. Increased competition could raise prices to unattractive levels.

ACCOUNTING CONVENTIONS AND ESTIMATES CAN CHANGE, AFFECTING OUR REPORTED RESULTS AND OPERATIONS.

     Accounting rules for the various aspects of our business change from time to time. Changes in accounting rules can affect our reported income, earnings and stockholders' equity. Our revenue recognition and other aspects of our reported results are based on estimates of future events. These estimates can change in a manner that adversely affects our results.

OUR POLICIES, PROCEDURES, PRACTICES, PRODUCT LINES, RISKS, AND INTERNAL RISK-ADJUSTED CAPITAL GUIDELINES ARE SUBJECT TO CHANGE.

     In general, we are free to alter our policies, procedures, practices, product lines, leverage, risks, internal risk-adjusted capital guidelines, and other aspects of our business. We can enter new businesses or pursue acquisitions of other companies. In most cases, we do not need to seek stockholder approval to make such changes. We will not necessarily notify stockholders of such changes.

WE DEPEND ON KEY PERSONNEL FOR SUCCESSFUL OPERATIONS.

     We depend significantly on the contributions of our executive officers and staff. Many of our officers and employees would be difficult to replace. The loss of any key personnel could materially affect our results.

INVESTORS IN OUR COMMON STOCK MAY EXPERIENCE LOSSES, VOLATILITY, AND POOR LIQUIDITY, AND WE MAY REDUCE OUR DIVIDENDS IN A VARIETY OF CIRCUMSTANCES.

     Our earnings, cash flow, book value, and dividends can be volatile and difficult to predict. Investors should not rely on predictions or management beliefs. Although we seek to pay a regular common stock dividend rate that is sustainable, we may cut our dividend rate in the future for a variety of reasons. We may not provide public warnings of such dividend reductions prior to their occurrence. Fluctuations in our current and prospective earnings, cash flow, and dividends, as well as many other factors such as perceptions, economic conditions, stock market conditions, and the like, can affect our stock price. Investors may experience volatile returns and material losses. In addition, liquidity in the trading of our stock may be insufficient to allow investors to sell their stock in a timely manner or at a reasonable price.

                                USE OF PROCEEDS

     The net proceeds that we will receive from the sale of 500,000 shares of our common stock in this offering are estimated to be approximately $12,920,000.00, after deducting underwriting discounts and commissions and estimated expenses, assuming the over-allotment option is not exercised by the underwriter, and $14,869,250.00 million assuming the over-allotment option is exercised in full. We intend to use the net proceeds, together with borrowings, to purchase new assets, substantially all of which we expect will be mortgage assets. Pending use of the net proceeds to purchase such assets, the net proceeds will be used to reduce short-term collateralized borrowings. These borrowings generally bear interest at rates that adjust based on the one-month London Inter-Bank Offered Rate, or LIBOR, and are secured by assets owned by us.

                 COMMON STOCK DIVIDEND POLICY AND DISTRIBUTIONS

     We intend to distribute substantially all of the taxable income that Redwood Trust, Inc. earns to our stockholders so as to comply with the REIT tax rules. The taxable income of Redwood Trust, Inc. does not ordinarily equal net income as calculated for GAAP. We do not ordinarily intend to distribute as dividends the taxable income we earn in our non-REIT subsidiaries. We currently declare regular quarterly dividends. Our goal is to pay dividends on our common stock at a conservative rate that is steady and that is sustainable given the levels of cash flow we expect to generate from our REIT operations over time. In March 2002, our Board of Directors declared an increase in the regular quarterly common stock dividend rate for the first quarter of 2002 to $0.62 per share. This dividend is payable on April 22, 2002 to common stockholders of record on March 29, 2002. Based upon our current outlook, we believe that our cash flows will be sufficient to sustain dividend payments at the common stock dividend rate of at least $0.62 per share per quarter for the reasonably foreseeable future. Please see "Risk Factors" for a discussion of some of the factors that could potentially lead to a lower dividend rate. We have been increasing our dividend rate in the last few years as our profits and cash flows have increased. Our Board of Directors will consider additional increases to our regular dividend rate in the event that our current business initiatives successfully increase our expected long-term rate of profitability and cash flows.

     In years such as 2001, our Board may declare one or more special dividends in order to meet the annual minimum dividend distribution requirements necessary to comply with the REIT tax rules. In 2001, our Board of Directors declared two special cash dividends totaling $0.33 per share of our common stock. The total common stock dividend declared, including regular and special dividends, was $2.55 for the full year of 2001. Our total dividends declared on our preferred and common stock for 2001 totaled $30 million.

     The dividend policy with respect to our common stock is subject to revision at the discretion of our Board of Directors. All distributions will be made by us at the discretion of our Board of Directors and will depend on our taxable and GAAP earnings, our cash flows and overall financial condition, maintenance of REIT status, and such other factors as our Board of Directors deems relevant. No dividends will be paid or set apart for payment on shares of our common stock unless full cumulative dividends have been paid on our Class B 9.74% Cumulative Convertible Preferred Stock. In March 2002, our Board of Directors also declared a preferred dividend of $0.755 per share for the first quarter of 2002, which is payable on April 22, 2002 to preferred stockholders of record on March 29, 2002. The full cumulative dividends have been paid on the preferred stock through the end of the first quarter of 2002.

     Distributions to our stockholders will generally be subject to tax as ordinary income, although a portion of such distributions may be designated by us as capital gain or may constitute a tax-free return of capital. Our Board of Directors may elect to maintain a steady dividend rate during periods of fluctuating taxable income. In such event, our Board may choose to declare dividends that include a return of capital. We will annually furnish to each stockholder a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital. For a discussion of the Federal income tax treatment of our distributions, see "Federal Income Tax Considerations -- Taxation of Holders of Redwood Trust's Common Stock" in this prospectus supplement.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2001
(i) on an actual basis, (ii) as adjusted for the issuance of 1,725,000 shares of our common stock in February 2002, and (iii) as adjusted to give effect to the issuance as described in clause (ii) above and the issuance of 500,000 shares of our common stock offered hereby. See "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

                                                                         DECEMBER 31, 2001
                                                         -------------------------------------------------
                                                         ACTUAL(1)(2)   AS ADJUSTED(3)   AS ADJUSTED(3)(4)
                                                         ------------   --------------   -----------------
                                                                     (IN THOUSANDS, UNAUDITED)
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $0.01 per share; Class B
     9.74% Cumulative convertible 902,068 shares
     authorized, issued and outstanding ($28,645,000
     aggregate liquidation preference).................   $  26,517       $  26,517          $  26,517
  Common stock, par value $0.01 per share; 49,097,932
     shares authorized; 12,661,749 issued and
     outstanding, actual; 14,386,749 shares issued and
     outstanding, as adjusted(3); 14,886,749 shares
     issued and outstanding, as adjusted(3)(4).........         127             144                149
  Additional paid-in capital...........................     328,668         368,976            381,891
  Accumulated other comprehensive income...............       2,701           2,701              2,701
  Cumulative earnings..................................      59,961          59,961             59,961
  Cumulative distributions to stockholders.............    (110,201)       (110,201)          (110,201)
                                                          ---------       ---------          ---------
          Total stockholders' equity...................   $ 307,773       $ 348,098          $ 361,018
                                                          =========       =========          =========

------------
(1) Excludes as of December 31, 2001 (i) 1,618,501 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $22.33 per share and (ii) an aggregate of 299,064 shares available for future issuance under our Stock Option Plan.

(2) At December 31, 2001, we also utilized borrowings of $796,811,000 of short-term debt and $1,313,715,000 of long-term debt, net.

(3) Adjusted for the issuance of 1,725,000 shares in February 2002, with net proceeds of $40,324,500 after underwriting discounts, commissions and other estimated expenses.

(4) Adjusted for the issuance of 500,000 shares offered hereby, with net proceeds of $12,920,000.00 after underwriting discounts, commissions and other estimated expenses. Assumes no exercise of the underwriter's over-allotment option.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and our Consolidated Financial Statements and the related Notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 2001          2000          1999
                                                              -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Information in Accordance with GAAP
Interest income after credit expenses from:
  Residential mortgage loans................................   $  65,012     $  90,134     $  71,804
  Residential credit enhancement securities.................      16,683         8,524         4,202
  Commercial mortgage loans.................................       7,480         2,002         1,081
  Securities portfolio......................................      54,257        67,206        66,219
  Cash and cash equivalents.................................       1,107         1,395         2,658
                                                               ---------     ---------     ---------
Total interest income after credit expenses.................     144,539       169,261       145,964
Interest expense............................................     (98,069)     (138,603)     (119,227)
                                                               ---------     ---------     ---------
Net interest income (net revenue)...........................      46,470        30,658        26,737
Operating expenses..........................................     (11,836)       (7,850)       (3,835)
Other income (expense)(1)...................................        (911)       (1,578)      (21,458)
Net unrealized/realized market value gains (losses).........       1,532        (2,296)          284
Dividends on Class B preferred stock........................      (2,724)       (2,724)       (2,741)
Change in accounting principles(2)..........................      (2,368)           --            --
                                                               ---------     ---------     ---------
GAAP net income (loss) available to common stockholders.....   $  30,163     $  16,210     $  (1,013)
                                                               =========     =========     =========
Average common shares -- diluted............................      10,475         8,902         9,768
Diluted GAAP net income (loss) per share....................   $    2.88     $    1.82     $   (0.10)
Non-GAAP Supplemental Information
Core earnings(3):
  Net income (loss).........................................   $  30,163     $  16,210     $  (1,013)
  (Gains) losses from market value changes..................       1,747         2,329           (38)
  (Gains) losses from closed business units.................          --            46        17,673
                                                               ---------     ---------     ---------
          Core earnings(3)..................................   $  31,910     $  18,585     $  16,622
                                                               =========     =========     =========
Core earnings per share(3)..................................   $    3.05     $    2.08     $    1.71
Dividend History
Dividends declared per Class B preferred share..............   $    3.02     $    3.02     $    3.02
Regular dividends declared per common share.................   $    2.22     $    1.61     $    0.40
Special dividends declared per common share.................   $    0.33            --            --
                                                               ---------     ---------     ---------
Total dividends declared per common share...................   $    2.55     $    1.61     $    0.40
Total common dividends declared.............................   $  27,029     $  14,168     $   3,513

------------

(1) Effective January 1, 2001, we acquired 100% of the voting common stock of RWT Holdings, Inc. ("Holdings"). Accordingly, Holdings has been consolidated into our results of operations for the year ended December 31, 2001. Prior periods do not reflect Holdings on a consolidated basis. Prior to the acquisition of the voting common stock of Holdings, we accounted for Holdings under the equity method. Other income/(expense) includes equity in earnings (losses) of Holdings for periods prior to 2001.

(2) In the first quarter of 2001, we adopted EITF 99-20 Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, effective January 1, 2001. In accordance with the transition provision of EITF 99-20, we recorded a net-of-tax cumulative-effect-type transition adjustment of $2.4 million (loss).

(3) Core earnings are not a measure of earnings in accordance with generally accepted accounting principles (GAAP). It is calculated as GAAP earnings from ongoing operations less mark-to-market adjustments (on certain assets, hedges, and variable stock options) and non-recurring items. Management believes that core earnings provide relevant and useful information regarding our results of operations in addition to GAAP measures of performance. This is, in part, because market valuation adjustments on only a portion of our assets and stock options and none of our liabilities are recognized through our income statement under GAAP, and these valuation adjustments may not be fully indicative of changes in market values on our balance sheet or a reliable guide to our current or future operating performance. Furthermore, gains or losses realized upon sales of assets and operating results of closed business units are generally non-recurring and any non-recurring items may also be unrepresentative of our current or future operating performance. Because all companies and analysts do not calculate non-GAAP measures such as core earnings in the same fashion, core earnings as calculated by us may not be comparable to similarly titled measures reported by other companies.

                                                                          DECEMBER 31,
                                                             ---------------------------------------
                                                                2001          2000          1999
                                                             -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
     Residential mortgage loans............................  $1,474,862    $1,130,997    $1,385,589
     Residential credit enhancement securities.............     190,813        80,764        26,999
     Securities portfolio..................................     683,482       764,775       941,781
     Commercial mortgage loan..............................      51,084        57,169         8,437
Cash and cash equivalents..................................       9,030        15,483        19,881
                                                             ----------    ----------    ----------
Total earning assets.......................................  $2,409,271    $2,049,188    $2,382,687
Working capital and other assets...........................      26,373        32,927        37,241
                                                             ----------    ----------    ----------
Total assets...............................................  $2,435,644    $2,082,115    $2,419,928
Short-term debt............................................     796,811       756,222     1,253,565
Long-term debt.............................................   1,313,715     1,095,835       945,270
Working capital and other liabilities......................      17,345        14,394        11,158
Total liabilities..........................................  $2,127,871    $1,866,451    $2,209,993
Common equity..............................................  $  281,256    $  189,147    $  183,418
Preferred equity...........................................  $   26,517    $   26,517    $   26,517
                                                             ----------    ----------    ----------
Total stockholders' equity.................................  $  307,773    $  215,664    $  209,935
Number of Class B preferred shares outstanding.............         902           902           902
Number of common shares outstanding(1).....................      12,661         8,810         8,783
Book value per common share................................  $    22.21    $    21.47    $    20.88

------------

(1) Number of common shares outstanding may change monthly due to equity offerings such as the one contemplated in this prospectus supplement, activities in our dividend reinvestment and direct stock purchase plan, and activity in our stock option plan which may include exercise of options or surrender of shares for tax withholding purposes by our employees and directors.

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2001        2000        1999
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
CASH FLOW DATA:
Information in Accordance with GAAP
Net income (loss) available to common stockholders..........  $  30,163   $  16,210   $  (1,013)
Preferred dividends.........................................      2,724       2,724       2,741
                                                              ---------   ---------   ---------
Net income (loss) available before preferred dividends......     32,887      18,934       1,728
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities..........................   (404,853)    565,827      76,257
                                                              ---------   ---------   ---------
Net cash provided by operating activities...................    371,966     584,761      77,985
Net cash (used in) provided by investing activities.........     66,179    (227,442)    291,189
Net cash provided by (used) in financing activities.........    299,334    (361,717)   (404,920)
                                                              ---------   ---------   ---------
Net (decrease) increase in cash and cash equivalents........  $   6,453   $  (4,398)  $ (35,746)
                                                              =========   =========   =========
Non-GAAP Supplemental Information
Net income (loss) available to common stockholders..........  $  30,163   $  16,210   $  (1,013)
Adjustments for non-cash operating expenses.................     13,231       8,873      29,468
                                                              ---------   ---------   ---------
Cash flow before working capital, capital expenditures, and
  portfolio activities......................................     43,394      25,083      28,455
Working capital and capital expenditures....................      4,347       2,368       5,254
                                                              ---------   ---------   ---------
Free cash flow(1)...........................................     47,741      27,451      33,709
Common dividends paid.......................................    (23,307)    (12,488)     (1,323)
Sale/(purchase) of capital stock............................     85,785         428     (37,334)
                                                              ---------   ---------   ---------
Funds retained for portfolio investing(1)...................  $ 110,219   $  15,391   $  (4,948)
                                                              =========   =========   =========

------------
(1) Cash flow from operations equals earnings adjusted for non-cash items, such as depreciation, amortization, provisions, and mark-to-market adjustments. Free cash flow equals cash flow from operations less capital expenditures and increases in working capital. Generally, free cash flow (together with principal receipts from assets) is available to pay dividends, pay down debt, repurchase stock, or acquire new portfolio assets. Funds retained to support a net increase in portfolio investment generally equals free cash flow less dividends plus any net issuance of stock. The presentation of free cash flow and funds available for portfolio investing is intended to supplement the presentation of cash provided by operating activities in accordance with GAAP. Since all companies do not calculate these alternative measures of cash flow in the same fashion, free cash flow and funds retained for portfolio investing may not be comparable to similarly titled measures reported by other companies.

                                                                         DECEMBER 31,
                                                            --------------------------------------
                                                               2001          2000          1999
                                                            -----------   -----------   ----------
                                                                    (DOLLARS IN THOUSANDS)
OTHER DATA:
Recourse assets(1)........................................  $ 1,120,061   $   983,097   $1,471,570
Recourse debt(1)..........................................      812,288       767,433    1,261,635
Equity to recourse assets.................................           28%           22%          14%
Recourse debt-to-equity ratio.............................         2.6x          3.6x         6.0x

Loans underlying our residential credit enhancement
  securities(2)...........................................  $51,720,856   $22,633,860   $6,376,571
Residential mortgage loans owned..........................    1,474,862     1,130,997    1,385,589
                                                            -----------   -----------   ----------
Total residential mortgage loans..........................  $53,195,718   $23,764,857   $7,762,160
                                                            ===========   ===========   ==========
Our internal credit reserve...............................  $   145,610   $    31,866   $   15,366
External credit enhancement(3)............................       90,224        86,840       26,111
                                                            -----------   -----------   ----------
Total credit protection...................................  $   235,834   $   118,706   $   41,477
                                                            ===========   ===========   ==========
Total credit protection as % of total current residential
  loans...................................................         0.44%         0.50%        0.53%
Delinquencies (90+ days, foreclosure, bankruptcy, REO)....  $   129,881   $    57,376   $   50,086
Delinquencies as % of total current residential loans.....         0.24%         0.24%        0.65%
Redwood's share of credit losses..........................  $     1,148   $       800   $    1,151
Losses to external credit enhancement.....................        2,352         3,750        1,995
                                                            -----------   -----------   ----------
Total credit losses.......................................  $     3,500   $     4,550   $    3,146
                                                            ===========   ===========   ==========
Total credit losses as % of total current residential
  loans...................................................         0.01%         0.02%        0.04%

------------
 * Annualized.

(1) The long-term debt we have issued is non-recourse to us; the long-term debtholders can rely only on the assets pledged to support this debt for repayment. Thus, we believe a useful measure of our balance sheet leverage and liquidity posture is to compare our recourse assets (assets not pledged to support non-recourse debt) to our recourse debt (all borrowings other than non-recourse debt) and to our equity base. Working capital and other liabilities are included in recourse debt.

(2) Represents the principal balance of residential mortgage loans in the pools of mortgage loans that we fully or partially credit enhance through our ownership of junior securitized interests in these pools.

(3) Represents the principal value of securitized interests in the loan pools we credit enhance that are junior to our interests and thus provide us with protection from credit losses in these pools (up to the principal amount).

                         COMPANY BUSINESS AND STRATEGY

OUR INDUSTRY

     There are approximately $5.8 trillion of residential mortgage loans outstanding in the United States. The amount outstanding has grown at a rate of between 4% and 10% per year for approximately 20 years as home ownership and housing values have generally increased. New originations of residential mortgage loans have ranged from $0.9 trillion to $2.1 trillion per year over the last five years. Originations generally increase in years when refinancing activity is stronger due to declines in long-term interest and mortgage rates.

     Fannie Mae and Freddie Mac are prohibited from owning or guaranteeing single-family mortgage loans with balances greater than $300,700 for loans in the continental United States. These larger loans are commonly referred to as jumbo mortgage loans. Originations of jumbo mortgage loans have remained at between 22% and 24% of total new residential mortgage originations for the last five years. We believe that jumbo mortgages currently outstanding total over $1.2 trillion, which represents approximately 20% of the total residential mortgages outstanding. We also believe that this outstanding balance of jumbo mortgages has grown at a rate of between 4% and 10% per year along with the residential mortgage market as a whole. New originations of jumbo residential mortgage loans have ranged between approximately $198 billion and $437 billion per year for the last five years.

     Each year the amount of jumbo mortgages that require new financing consists of both new originations and seasoned loans that are sold into the secondary mortgage market by financial institutions from their portfolios. The size of the financing market for jumbo mortgages each year depends on the economic conditions and other factors that determine the level of new originations and the attractiveness to financial institutions of selling loans.

     Historically, jumbo residential mortgages have been financed by financial institutions, such as banks and thrifts, that own loans in portfolio on their balance sheets. These institutions fund their mortgage finance activities with deposits and other borrowings. Increasingly since the mid-1980s, jumbo mortgages have been funded through mortgage securitization. We estimate that the share of jumbo mortgages outstanding that have been securitized has been increasing steadily from approximately 10% in 1990 to approximately 50% in 2001. We believe that mortgage securitization has become the financing method of choice in the jumbo market, because securitization is generally a more efficient form of funding than deposits or other borrowings.

     Jumbo mortgage securitizations may consist of seasoned loans or newly originated loans. Seasoned loan securitizations generally contain loans that are being sold from the retained mortgage portfolios of the larger banks and thrifts. Securitizations of new originations generally contain loans sold by the larger originators of jumbo mortgage loans or by conduits. Conduits acquire individual loans or small mortgage portfolios in order to aggregate mortgage pools for securitization.

     Virtually all of the demand for mortgage-backed securities comes from investors that desire to hold the cash flows of a mortgage but that are not able or willing to build the operations necessary to manage the credit risk of mortgages. These investors demand that mortgage securities be rated investment grade by the credit rating agencies. In order to create investment grade mortgage-backed securities from a pool of residential mortgage loans, credit enhancement for those mortgage loans must be provided.

     In a securitization, a pool of mortgage loans can be credit enhanced through a number of different methods. The senior/subordinated structure is the most prevalent method for credit enhancement of jumbo mortgage loans. This structure establishes a set of senior interests in the pool of mortgage loans and a set of subordinated interests in the pool. The set of subordinated interests is acquired by one or more entities that provide credit enhancement to the underlying mortgage loans. Credit losses in the mortgage pool reduce the principal of the subordinated interests first, thus allowing the senior interests to be rated investment grade. Other forms of credit enhancement, such as pool insurance provided by mortgage insurance companies, bond insurance provided by bond insurance companies, and corporate guarantees are often less efficient than the senior/subordinated structure due to regulation and rating agency requirements, among other factors.

     Credit enhancers of jumbo mortgage securitizations profit from cash flows generated from the ownership of the subordinated credit-enhancement interests. The amount and timing of credit losses in the underlying mortgage pools affect the yields generated by these assets. These interests are generally purchased at a discount to the principal value of the interest, and much of the potential return is generated through the ultimate return of the remaining principal after realized credit losses.

     The business of enabling the securitization of jumbo residential mortgages by assuming credit risk on the underlying mortgage loans is highly fragmented. There are no industry statistics known to us that identify participants or market shares. Credit enhancers of jumbo mortgage securitizations include banks and thrifts (generally credit enhancing their own originations), insurance companies, Wall Street broker-dealers, hedge funds, private investment firms, mortgage REITs, and others.

     The liquidity crisis in the financial markets in 1998 caused many of the participants in this market to withdraw. With reduced demand stemming from reduced competition, and increased supply as a result of increased originations and mortgage portfolio sales, prices of residential credit-enhancement interests declined and the acquisition of these interests became more attractive. Prices further declined in 1999 as financial turmoil continued and financial institutions reorganized themselves to focus on their core businesses.

     In 2000, 2001, and thus far in 2002, the prices of assets and the margins available in the jumbo residential credit-enhancement business have generally remained attractive. In general, we believe that few new competitors have entered the market, so demand for credit-enhancement interests has remained subdued. At the same time, the supply of credit-enhancement opportunities has increased as jumbo mortgage securitizations have increased. In addition, a significant supply of seasoned jumbo mortgage loan portfolios has been securitized by banks that have origination capacities that far exceed both their balance sheet capacities and their desires to hold loans in portfolio.

OUR COMPANY

     Over the past seven years, we have built a company that allows us to compete effectively in the high-quality jumbo mortgage finance market in the United States. The key aspects of our business model are as follows:

     Focus. We target the ownership and credit enhancement of jumbo residential mortgage loans as our primary business. We specialize in funding jumbo mortgage loans through securitization. Securitization of mortgages is either undertaken by us to fund our residential mortgage loan portfolio or by others with credit enhancement provided by us via our investment in residential credit-enhancement securities. At December 31, 2001, we enabled securitizations for a total of approximately $53 billion of jumbo mortgage loans ($52 billion securitized by others and $1 billion securitized by us) for an approximate market share of 5% of all jumbo mortgage loans outstanding and 10% of all securitized jumbo mortgage loans outstanding. We believe securitization has and will continue to prove to be a more efficient form of financing jumbo mortgage loans than funding through deposits on the balance sheets of depository institutions such as banks and thrifts. By focusing on this form of mortgage financing, we believe our long-term growth opportunities will continue to be attractive. We believe that opportunities will be particularly attractive if an increasing share of jumbo mortgage loans continues to be securitized and if the jumbo residential market as a whole continues to grow at the historical rate of between 4% and 10% per year.

     Specialized expertise and scalable operations. We have developed all of the specialized expertise necessary to efficiently and economically credit enhance and own jumbo residential mortgage loans. Our accumulated market knowledge, relationships with mortgage originators and others, sophisticated risk-adjusted capital policies, strict underwriting procedures, and successful experience with shifting financial market conditions allow us to acquire and securitize mortgage assets and effectively mitigate the risks inherent with those businesses. We build and maintain relationships with large mortgage originators, banks that are likely to sell mortgage loan portfolios, and Wall Street firms that broker mortgage assets. We continue to develop our staff, our analytics, our models, and other capabilities that help us structure transactions and cash flows, evaluate credit quality of individual loans and pools of loans, underwrite loans effectively, and monitor trends in credit quality and expected losses in our existing portfolios. We establish relationships with our servicing companies to assist with monthly surveillance, loss mitigation efforts, delinquent loan work-out strategies, and REO liquidation. Aside from collaborating with our servicers on these issues, we insist that specific foreclosure time-lines are followed and that representations and warranties made to us by sellers are enforced. For balance sheet management, we work to project cash flows and earnings, determine capital requirements, source borrowings efficiently, preserve liquidity, and monitor and manage risks.

     Even as we continue to enhance our capabilities, we believe that our operations are highly scalable. We do not expect our operating costs to grow at the same rate as our net interest income should we expand our capital base and our portfolios. Thus, other factors being equal, growth in capital could be materially accretive to earnings and dividends per share.

     Emphasis on long-term asset portfolio. Through our operations, we seek to structure and build a unique portfolio of valuable mortgage assets. For our residential loan portfolios, we seek to structure long-term assets with expected average lives of five to fifteen years. The long-term nature of these assets reduces reinvestment risk and provides us with more stable, proprietary cash flows that help support our goal of maintaining steady dividends over time.

     Competitive advantage of our corporate structure. As a REIT, we pay only limited income taxes, traditionally one of the largest costs of doing business. In addition, we are not subject to the extensive regulations applicable to banks, thrifts, insurance companies, and mortgage banking companies; nor are we subject to the rules governing regulated investment companies. The absence of regulations in our market sector is a competitive advantage. The regulations applicable to competitive financial companies can cause capital inefficiencies and higher operating costs for certain of our competitors. Our structure enables us to finance loans of higher quality than our competitors typically do while earning an attractive return for stockholders.

     Flexibility in mortgage loan portfolio orientation. We are open to other areas of opportunity within real estate finance and related fields that may compliment and benefit our core business activity of jumbo residential mortgage loan finance. In addition to our jumbo residential loan operations, we currently finance U.S. real estate through our securities portfolio (mostly mortgage securities) and our commercial mortgage loan portfolio. Depending on the relative attractiveness of the opportunities in these or new product lines, we may increase or decrease the asset size and capital allocation of these portfolios over time.

     We also generally look for product lines that fit our value orientation, that take advantage of the structural advantages of our balance sheet, that do not put us in competition with Fannie Mae and Freddie Mac, and that allow us to develop an advantage over many of our competitors.

OUR STRATEGY

     Our objective is to produce attractive growth in earnings per share and dividends per share for shareholders primarily through the efficient financing and management of high-quality jumbo residential mortgage loans and other real estate assets.

     The key aspects of our strategy are as follows:

     Preserve portfolio quality. In our experience, the highest long-term risk-adjusted returns in the lending business come from the highest quality assets. For this reason, we have focused only on "A," or prime, quality jumbo residential mortgage loans. Within the prime mortgage loan category, there are degrees of quality: "A," "Alt-A" and "A-." As compared to the market as a whole, we believe our portfolio is generally concentrated in the top quality end of the "A" mortgage loan category. We generally review and acquire mortgage loans from the large, high-quality, national origination companies, and we have the top quality servicing companies processing our loan payments and assisting with loss mitigation. While we may acquire or credit enhance loans that are less than "A" quality, we currently intend to do so for seasoned loans of this type that may have less risk than newly-originated loans. We do own, and intend to acquire additional A-, Alt-A, and sub-prime residential mortgage securities that, for the most part, are rated investment-grade because they are credit enhanced in some form by others; with this credit-enhancement, the risk of credit-loss from these securities is mitigated. We believe we have booked credit reserves for our jumbo mortgage loans that exceed the level of reserves, as a percentage of principal balances, of most bank and thrift portfolio lenders. We do so because of the cyclical nature of the U.S. economy and to mitigate the risk of potential mortgage asset defaults.

     Maintain geographic diversity. Our jumbo mortgage loan portfolio is approximately as diverse with respect to geography as is the U.S. jumbo mortgage market as a whole. We finance loans in all 50 states. With the exception of California, no one state represented more than 5% of the portfolio at December 31, 2001. Our exposure to California mortgage loans was 52% of our residential loan and credit-enhancement portfolios at December 31, 2001; approximately one-half of the jumbo mortgage loans outstanding in the United States are in California.

     Match-fund effectively. In the course of our business, we do not generally seek to put ourselves in a position where the anticipation of interest rates or mortgage prepayment rates is material to meeting our long-term goals. Accordingly, we generally match the interest rate, prepayment rate, and cash flow characteristics of our on-balance sheet assets to our liabilities. Adjustable rate assets are funded with floating rate debt. Fixed and hybrid assets are funded with matching debt that amortizes at the same rate as the assets. The amount of unhedged or unmatched hybrid and fixed-rate assets we own generally does not materially exceed our equity base. In the past, we have used interest rate agreements to help us achieve our desired asset/ liability mix. We may use interest rate agreements or other hedging mechanisms in the future if required to meet our asset, liability matching goals. Despite efforts to match-fund, our earnings are still sensitive to interest rate factors to a degree. Our current plan is to continue to reduce, over several years, the relative importance of our short-term funded securities portfolio on our balance sheet (although we may increase the size of the short-term funded securities portfolio on a temporary basis and increase the size of our total securities portfolio when it can be profitably funded with long-term debt). Reducing our short-term funded securities portfolio should help further reduce our on-balance sheet leverage and the sensitivity of our earnings to changes in interest rates, prepayment rates, and market value changes. We intend to retain some short-term interest rate mis-matches in our residential whole loan portfolio and other parts of our balance sheet. Although these assets and liabilities are effectively match-funded, some variation in earnings may still result from changes in short-term interest rates.

     Manage capital levels. We manage our capital levels, and thus our access to borrowings and liquidity, through sophisticated risk-adjusted capital policies supervised by our senior executives. We believe these conservative and well-developed guidelines are an important tool that helps us achieve our goals and mitigate the risks of our business, even when the market value of our assets securing short-term borrowings decline. Through these policies, we assign a capital adequacy guideline amount, expressed as an equity-to-assets ratio, to each of our assets. For short-term funded assets, this ratio will fluctuate over time, based on changes in that asset's credit quality, liquidity characteristics, potential for market value fluctuation, interest rate risk, prepayment risk and the over-collateralization requirements for that asset set by our collateralized short-term lenders. Capital requirements for residential mortgage securities rated below AA, residential credit-enhancement interests, retained interests from our securitizations of our whole loans, commercial mortgage whole loans, and most other types of assets we may acquire in the future are generally higher than for higher-rated residential securities and residential whole loans. Capital requirements for our less liquid assets depend chiefly on our access to secure funding for these assets, the number of sources of such funding, the funding terms, and on the amount of extra capital we decide to hold on hand to protect against possible liquidity events with these assets. The sum of the capital adequacy amounts for all of our assets is our aggregate capital adequacy guideline amount. In most circumstances in which our actual capital levels decreased below our capital adequacy guideline amount, we would generally expect to cease the acquisition of new assets until the capital balance was restored through mortgage prepayments, interest rate changes, or other means.

     Pursue growth. We intend to pursue a growth strategy over time, increasing our market share of the high quality jumbo residential market and other real estate markets and increasing our capital base and the size of our portfolios. As we increase our market share, we believe we will be able to deepen our relationships with our customers, thus potentially giving us certain pricing, cost and other competitive advantages. As we increase the size of our capital base, we believe that we may benefit from improved operating expense ratios, lower borrowing expenses, improved capital efficiencies, and related factors that may improve earnings and dividends per share. We will also pursue growth in assets other than high quality residential jumbo loans in order to provide diversification of risk and opportunity.

OUR PRODUCT LINES

     At December 31, 2001, we had four basic product lines: residential mortgage loans; residential credit-enhancement securities; commercial mortgage loans; and securities portfolio. Our current intention is to focus on the management and growth of these four existing product lines as well as to expand our investment in other, primarily real estate related, assets. We operate our four current product lines as a single business segment, with common staff and management, joint financing arrangements, and flexible capital allocations between product lines.

RESIDENTIAL MORTGAGE LOANS

     We acquire high-quality jumbo residential mortgage loans and hold them as a long-term investment. We generally fund these acquisitions with our equity and through the issuance of non-recourse, long-term securitized debt that closely matches the interest-rate, prepayment, and maturity characteristics of the loans. We show on our balance sheet both the underlying residential mortgage loans that we have securitized and the non-recourse long-term debt that we issue to fund the loans.

     The net interest income we earn from these assets equals the interest income we earn on our loans, less amortization expenses incurred as we write-off the premium we pay to acquire these assets in excess of the principal amount of the loan, less credit provision expenses incurred to build a credit reserve for future expected credit losses, and less interest expense on borrowed funds.

     The process of adding to our mortgage loan portfolio commences when we underwrite and acquire mortgage loans from sellers. We generally seek to quickly build a portfolio large enough, usually $200 million or more, to support an efficient issuance of long-term debt. We source our loan acquisitions primarily from large, well-established mortgage originators and the larger banks and thrifts.

     We are always seeking bulk purchases of residential whole loan portfolios that meet our acquisition criteria and that are priced attractively relative to our long-term debt issuance levels. In addition, we acquire new loans on a continuous or "flow" basis from originators that have loan programs that meet our desired quality standards and loan type.

     We fund our mortgage loan acquisitions initially with short-term debt. When we are ready to issue long-term debt, we contribute these loans to our wholly-owned, special purpose financing subsidiary, Sequoia Mortgage Funding Corporation, or Sequoia. Sequoia, through a trust, then issues mostly investment grade rated long-term debt that generally matches the interest rate, prepayment, and maturity characteristics of the loans and remits the proceeds of this offering back to us. Our net investment equals our basis in the loans less the proceeds that we received from the sale of long-term debt. The amount of equity that we invest in these trusts to support our long-term debt issuance is determined by the credit rating agencies, based on their review of the loans and the structure of the transaction.

     We plan to accumulate more high-quality jumbo residential loans when loans are available on attractive terms relative to our anticipated costs of issuing long-term debt.

RESIDENTIAL CREDIT-ENHANCEMENT SECURITIES

     In addition to acquiring and owning residential mortgage loans, we also credit enhance pools of high-quality jumbo residential mortgage loans that have been securitized by others. We do this by acquiring subordinated securities in third-party securitizations. The subordinated interests in a securitization transaction bear the bulk of the potential credit risk for the securitized pool of mortgages, thus allowing the more senior securitized interests to qualify for investment grade ratings for efficient sale into the world's capital markets. In effect, we commit our capital to form a "guarantee" or "insurance" of these securitized pool of mortgages.

     Generally, we credit enhance mortgage loans from the top 15 high-quality national mortgage origination firms and certain other smaller firms that specialize in high-quality jumbo residential mortgage loan originations. We also work with large banks that are sellers of seasoned portfolios of high-quality jumbo mortgage loans. We either work directly with these customers or we work in conjunction with an investment bank on these transactions.

     The principal value of the credit-enhancement securities in any rated senior/subordinated securitization is determined by the credit rating agencies:
Moody's Investors Service, Standard & Poor's Rating Services, and Fitch Ratings. These credit agencies examine each pool of mortgage loans in detail. Based on their review of individual mortgage loan characteristics, they determine the credit-enhancement levels necessary to award investment grade ratings to the bulk of the securities formed from these mortgage loans.

     Our actual investment, and our risk, is less than the principal value of our credit-enhancement securities since we acquire these interests at a discount to principal value. A portion of this discount we designate as our credit reserve for future losses; the remainder we amortize into income over time.

     Our first defense against credit loss is the quality of the mortgage loans we acquire or otherwise credit enhance. Our mortgage loans are generally in the high-quality range for loan factors such as loan-to-value ratios, debt to income ratios, credit quality of the borrower, and completeness of documentation. Our mortgage loans are secured by the borrowers' homes. Compared to most corporate and consumer loans, the mortgage loans that we credit enhance have a much lower loss frequency and a much lower loss severity (the percentage of the loan principal and accrued interest that we lose upon default).

     Our exposure to credit risks of the mortgage loans that we credit enhance is further limited in a number of respects as follows:

     Risk tranching. A typical mortgage securitization has three credit-enhancement interests -- a "first loss" security and securities that are second and third in line to absorb credit losses. Of our net investment in credit-enhancement assets, approximately $30 million, or 16%, was directly exposed to the risk of mortgage loan default at December 31, 2001. The remainder of our net investment, approximately $161 million, was in the second or third loss position and benefited from credit enhancement provided by others through their ownership of credit-enhancement interests junior to our positions, which totaled $90 million. Credit enhancement varies by specific asset.

     Limited maximum loss. Our potential credit exposure to the mortgage loans that we credit enhance is limited to our investment in the credit-enhancement securities that we acquire.

     Credit reserve established at acquisition. We acquire credit-enhancement interests at a discount to their principal value. We set aside a portion of this discount as a credit reserve to provide for future credit losses. In most economic environments, we believe that this reserve should be large enough to absorb future losses. Thus, typically, most of our credit reserves are established at acquisition and are, in effect, paid for by the seller of the credit-enhancement interest. If future credit results are satisfactory, we may not need all of the amounts designated as reserves. In such event, we may then redesignate some of these reserves into unamortized discount to be amortized into income over time.

     Acquisition discount. For many of our credit-enhancement interests, the discount that we receive upon our acquisition exceeds our designated credit reserve. Since we own these assets at a discount to our credit reserve adjusted value, the income statement effect of any credit losses in excess of our reserve would be mitigated.

     Mortgage insurance. A portion of our credit-enhanced portfolio consists of mortgage loans with initial loan-to-value, or LTV, ratios in excess of 80%. For the vast majority of these higher LTV ratio loans, we benefit from primary mortgage insurance provided on our behalf by the mortgage insurance companies or from pledged asset accounts. Thus, for what would otherwise be our most risky mortgage loans, we have passed much of the risk on to third parties and our effective loan-to-value ratios are lower than 80%.

     Representations and warranties. As the credit enhancer of a mortgage securitization, we benefit from representations and warranties received from the sellers of the mortgage loans. In limited circumstances, the sellers are obligated to repurchase delinquent mortgage loans from our credit-enhanced pools, thus reducing our potential exposure.

     We believe that the outlook for our jumbo mortgage credit-enhancement product line in 2002 is excellent. The supply of credit-enhancement opportunities is expected to be substantial as mortgage originations and mortgage securitizations remain at relatively high levels. We expect pricing to remain favorable, as we currently expect demand from competitors will remain subdued. We expect to achieve continued growth with attractive pricing in this product line.

COMMERCIAL MORTGAGE LOANS

     Our primary business focus is on residential mortgage loan finance. We also pursue opportunities in the commercial mortgage loan market. For several years, we have been originating commercial real estate mortgage loans. Currently, our goal is to increase the size of our commercial loan portfolio through acquisition rather than origination. We finance our commercial portfolio with committed bank lines and through selling senior participations in our mortgage loans. We intend to acquire commercial mortgage loans, loan participations, and commercial mortgage-backed securities in the future. Total commercial loans were $51 million at December 31, 2001.

     To date, we have not experienced delinquencies or credit losses in our commercial mortgage loan portfolio, nor do we anticipate any material credit problems at this time. We have not established a credit reserve for commercial loans, although we may do so in the future. A slowing economy, and factors particular to each mortgage loan, could cause credit issues in the future. If this occurs, we may need to provide for future losses and create a specific credit reserve on an asset-by-asset basis for our commercial mortgage loans held for investment or reduce the reported market value for our commercial loans held for sale. The market value of our loans may vary due to the changes in a variety of other factors.

SECURITIES PORTFOLIO

     In our securities portfolio, we finance real estate through acquiring and funding securities. Our securities portfolio contains all of the securities we own except residential credit-enhancement securities (below-investment-grade securities with residential prime quality collateral) which are described separately. At December 31, 2001, we owned $683 million of securities in this portfolio. The substantial majority of this portfolio is currently rated AAA or AA, or effectively has a AAA rating through a corporate guarantee from Fannie Mae or Freddie Mac.

     Since we have an efficient, unregulated tax-advantaged corporate structure, we believe that we have some advantages in the real estate securities market relative to other capital market investors.

     The maintenance of a securities portfolio serves several functions for us:

     - given our balance sheet characteristics, tax status, and the capabilities of our staff, real estate securities investments can earn an attractive return on equity;

     - using a portion of our capital to fund additional types of real estate assets acts as a diversification of risk and opportunity for our balance sheet;

     - the high level of current cash flow from these securities, including principal receipts from mortgage prepayments, and the general ability to sell these assets into active trading markets can have attractive liquidity characteristics for asset/liability management purposes; and

     - our securities portfolio can be an attractive place to employ capital, and earn rates of return that are higher than cash, when our capital is not immediately needed to support our credit-related product lines or when we need flexibility to adjust our capital allocations.

     The bulk of our securities portfolio currently consists of adjustable rate and floating rate mortgage securities funded with floating rate short-term debt. We do own some fixed-rate assets in this portfolio that are either hedged or that we hold unhedged to counter-balance certain characteristics of our balance sheet.

     The substantial majority of our current securities portfolio is backed by high-quality residential mortgage loans. We do have smaller positions in residential securities backed by less than high-quality mortgage loans; most of these securities are substantially credit enhanced relative to the risks of the loans and thus qualify for investment grade debt ratings. We also intend to acquire commercial mortgage securities, corporate debt issued by REITs and other real estate companies, non-real estate asset-backed securities, corporate debt of non-real estate companies, interests in collateralized bond obligations and collateralized debt obligations, and other types of assets. Assets acquired for our securities portfolio may or may not have investment-grade credit ratings.

     Although we have the ability to hold these securities to maturity, and our average holding period is quite long, we do sell securities from time to time. We do this either as part of our management of this portfolio or in order to free capital for other uses.

     We use mark-to-market accounting for this portfolio, with a portion of such adjustments flowing through our income statement and the other portion flowing through our balance sheet. As a result of market value fluctuations, quarterly reported earnings from our securities portfolio as well as our reported book value per share can be variable.

     Our current long-term plan is to reduce short-term debt utilized to fund our securities portfolio. We may reduce the size of our securities portfolio or we may issue long-term debt or asset-backed securities in the form of REMICs or collateralized bond obligations in order to fund a portion of our securities portfolio on a long-term basis. Despite our long-term plan, we may acquire securities using short-term debt funding on a temporary basis when we raise new equity capital, or when prospective returns from investing in short-term funded securities are attractive relative to our other opportunities.

OUR OPERATIONS

     Our portfolio management staff forms flexible interdisciplinary product management teams that work to develop our four product lines, develop new product lines, issue securitized long-term debt, and increase our profitability over time. Our finance staff participates on these teams, and manages our overall balance sheet, borrowings, cash position, accounting, finance, tax, equity issuance, and investor relations.

     We build and maintain relationships with mortgage originators, banks that are likely to sell mortgage loan portfolios, Wall Street firms that broker mortgage product, mortgage servicing companies that process payments for us and assist with loss mitigation, technology and information providers that can help us conduct our business more effectively, with the banks and Wall Street firms that provide us credit and assist with the issuance of our long-term debt, and with commercial property owners and other participants in the commercial mortgage market.

     We evaluate, underwrite, and execute asset acquisitions. We also evaluate potential asset sales. Some of the factors that we take into consideration are: asset yield characteristics; liquidity; anticipated credit losses; expected prepayment rates; the cost and type of funding available for the particular asset; the amount of capital necessary to carry the particular investment in a prudent manner and to meet our internal risk-adjusted capital guidelines; the cost of any hedging that might be employed; potential market value fluctuations; contribution to our overall asset/liability objectives; potential earnings volatility in adverse scenarios; and cash flow characteristics.

     We monitor and actively manage our credit risks. We work closely with our residential and commercial mortgage servicers, especially with respect to all delinquent loans. While procedures for working out troubled credit situations for residential loans are relatively standardized, we still find that an intense focus on assisting and monitoring our servicers in this process yields good results. We work to enforce the representations and warranties of our sellers, forcing them to repurchase loans if there is a breach of the conditions established at purchase. If a mortgage pool starts to under-perform our expectations, or if a servicer is not fully cooperative with our monitoring efforts, we will often seek to sell a credit-enhancement investment at the earliest opportunity before its market value is diminished.

     Prior to acquisition of a credit-enhancement interest, we typically review origination processes, servicing standards, and individual loan data. In some cases, we underwrite individual loan files and influence which loans are included in a securitization. Prior to acquisition of whole loans for our residential loan portfolio, we conduct a legal document review of the loans, review individual loan characteristics, and underwrite loans that appear to have higher risk characteristics.

     We actively monitor and adjust the asset/liability characteristics of our balance sheet. We follow our internal risk-adjusted capital guidelines, seeking to make sure that we are sufficiently capitalized to hold our assets to maturity through periods of market fluctuation. We monitor our cash levels, the liquidity of our assets, the stability of our borrowings, and our projected cash flows and market values to make sure that we maintain a strong liquidity position. We generally seek to match the interest rate characteristics of our assets and liabilities within a range. If we cannot achieve our matching objectives on-balance sheet, we use interest rate hedge agreements to adjust our overall asset/liability mix. We monitor potential earnings fluctuations and cash flow changes from prepayments. We project credit losses and cash flows from our credit sensitive assets, and reassess our credit provisions and reserves, based on information from our loss mitigation efforts, borrower credit trends, and housing price trends. We regularly monitor the market values of our assets and liabilities by reviewing pricing from external and internal sources.

     We initiate new short-term borrowings on a regular basis with a variety of counter-parties. We structure long-term debt issuance. We model potential securitizations, allowing us to price potential asset acquisitions intended to be funded via long-term debt. We work with the credit rating agencies to determine credit-enhancement levels required to issue new long-term debt. In cases where we intend to acquire a credit-enhancement interest in a securitization performed by others, we sometimes assist them with maximizing the efficiency of the structuring of their securitization.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion, together with that set forth under the same heading in the prospectus, summarizes the material federal income tax consequences that may be relevant to a prospective purchaser of common stock. It is not exhaustive of all possible tax considerations. It does not give a detailed discussion of any state, local or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective investor in light of such investor's particular circumstances or to certain types of investors subject to special treatment under federal income tax laws, including insurance companies, certain tax-exempt entities, financial institutions, broker/dealers, foreign corporations and persons who are not citizens or residents of the United States.

     EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS OF SUCH PURCHASE, OWNERSHIP AND SALE AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

     In the opinion of GnazzoThill, A Professional Corporation, special tax counsel to Redwood Trust, Redwood Trust, exclusive of any taxable affiliates, has been organized and operated in a manner which qualifies it as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") since the commencement of its operations on August 19, 1994 through December 31, 2001, the date of Redwood Trust's latest audited financial statements received by special tax counsel. However, whether Redwood Trust does and continues to so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which are not reviewed by special tax counsel on an ongoing basis. No assurance can be given that the actual results of Redwood Trust's operations for any one taxable year will satisfy those requirements. Moreover, certain aspects of Redwood Trust's planned method of operations have not been considered by the courts or the Internal Revenue Service in any published authorities that interpret the requirements of REIT status. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, special tax counsel will be unable to opine whether Redwood Trust will in fact qualify as a REIT under the Code in all events and for all periods.

     The opinions of special tax counsel are based upon existing law including the Internal Revenue Code of 1986, as amended, existing treasury regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which is subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect Redwood Trust or its stockholders.

     In the event that Redwood Trust does not qualify as a REIT in any year, it will be subject to federal income tax as a domestic corporation and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. To the extent that Redwood Trust would, as a consequence, be subject to potentially significant tax liabilities, the amount of earnings and cash available for distribution to its stockholders would be reduced.

TAXATION OF HOLDERS OF REDWOOD TRUST'S COMMON STOCK

  General

     In addition to the information already set forth under the heading "Taxation of Redwood Trust's Stockholders" in the prospectus, prospective investors should consider the following:

     If Redwood Trust were to hold residual interests in a REMIC, or if Redwood Trust or a pool of its assets were to be classified as a taxable mortgage pool, any "excess inclusion income" generated by such residual interests or taxable mortgage pool that is allocated to a stockholder may not be allowed to be offset by a net operating loss of such stockholder.

     Redwood Trust is required under treasury regulations to demand annual written statements from the record holders of designated percentages of its capital stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information it has received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

  Tax-Exempt Entities

     Subject to the discussion below regarding a "pension-held REIT," a tax-exempt stockholder is generally not subject to tax on distributions from Redwood Trust or gain realized on the sale of its securities, provided that such stockholder has not incurred indebtedness to purchase or hold its securities, that its securities are not otherwise used in an unrelated trade or business of such stockholder, and that Redwood Trust, consistent with its present intent, does not hold a residual interest in a real estate mortgage investment conduit (a "REMIC") that gives rise to "excess inclusion" income as defined under section 860E of the Code. However, if Redwood Trust were to hold residual interests in a REMIC, or if Redwood Trust or a pool of its assets were to be treated as a "taxable mortgage pool," a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income ("UBTI"). Although Redwood Trust does not believe that it, or any portion of its assets, will be treated as a taxable mortgage pool, no assurance can be given that the Internal Revenue Service might not successfully maintain that such a taxable mortgage pool exists.

     If a qualified pension trust, i.e., any pension or other retirement trust that qualifies under Section 401(a) of the Code, holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a substantial portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is a REIT
(i) that would not have qualified as a REIT but for the "look through" qualified pension trust stockholders in determining ownership of stock of the REIT and
(ii) in which at least one qualified pension trust holds more than 25% by value of the interest of such REIT or one or more qualified pension trusts, each owning more than a 10% interest by value in the REIT, hold in the aggregate more than 50% by value of the interests in such REIT. Assuming compliance with the Ownership Limit provisions in Redwood Trust's Articles of Incorporation it is unlikely that pension plans will accumulate sufficient stock to cause Redwood Trust to be treated as a pension-held REIT.

     Distributions to certain types of tax-exempt stockholders exempt from Federal income taxation under Sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the Code may also constitute UBTI, and such prospective investors should consult their tax advisors concerning the applicable "set aside" and reserve requirements.

  Information Reporting and Backup Withholding

     Redwood Trust will report to its U.S. stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid (at the rate generally equal to the fourth lowest rate of federal income tax then in effect) unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact; or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide Redwood Trust with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding is not an additional tax but will be creditable against the stockholder's income tax liability. In addition, Redwood Trust may be required to withhold a portion of dividends and capital gain distributions to any stockholders that do not certify under penalties of perjury their non-foreign status to Redwood Trust.

TAXATION OF REDWOOD TRUST

     In addition to the information already set forth under the heading "Taxation of Redwood Trust" in the prospectus, prospective investors should consider the following:

  Qualified REIT Subsidiary

     Redwood Trust currently holds some of its assets through Sequoia Mortgage Funding Corporation, a wholly-owned subsidiary, which is treated as a "qualified REIT subsidiary." As a "qualified REIT subsidiary," Sequoia is generally ignored as a separate entity for federal income tax purposes and its assets, liabilities and income are treated as assets, liabilities and income of Redwood Trust for purposes of each of the REIT qualification tests.

  Taxable Subsidiaries

     As noted in the prospectus, Redwood Trust has also made elections to treat several other wholly-owned subsidiaries as "taxable REIT subsidiaries." As of the end of each calendar quarter, securities of one or more "taxable REIT subsidiaries" must represent no more than 20% of the value of Redwood Trust's assets. If Redwood Trust were to make investments in non-government securities of other entities that did not qualify as either "qualified REIT subsidiaries" or "taxable REIT subsidiaries" under the REIT asset tests, Redwood Trust generally would be required to limit its ownership of such securities that do not otherwise qualify as real estate assets as follows: (i) the securities of any one issuer must represent no more than 5% of the value of Redwood Trust's total assets as of the end of each calendar quarter; and (ii) Redwood Trust must not hold securities possessing more than 10% of the total voting power or total value of the outstanding securities of any one issuer as of the end of each calendar quarter.

                                  UNDERWRITING

     The underwriter, Flagstone Securities, LLC, has agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us 500,000 shares of common stock. The underwriter is committed to purchase and pay for all shares if any are purchased.

     The underwriter has advised us that it proposes to offer the shares of common stock to the public at the public offering price listed on the cover page of this prospectus supplement and to selected dealers at that price less a concession of not in excess of $0.50 per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriter. No such reduction shall change the amount of proceeds to be received by us as listed on the cover page of this prospectus supplement. The common stock is offered by the underwriter, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part.

     The underwriter has advised us that it does not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Over-Allotment Option

     We have granted to the underwriter an option, exercisable during the 30-day period after the date of this prospectus supplement, to purchase up to 75,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus supplement. If the underwriter exercises its over-allotment option to purchase any of the 75,000 additional shares of common stock, these additional shares will be sold by the underwriter on the same terms as those on which the 500,000 shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table shows the per share and total underwriting discount we will allow to the underwriter:

                                                                                 TOTAL
                                                                      ----------------------------
                                                                      NO EXERCISE    FULL EXERCISE
                                                         PER SHARE     OF OPTION       OF OPTION
                                                         ---------    -----------    -------------
Public offering price..................................   $27.01      $13,505,000     $15,530,750
Underwriting discount and commissions to be paid by
  us...................................................   $ 1.02      $   510,000     $   586,500
                                                          ------      -----------     -----------
Proceeds, before expenses, to us.......................   $25.99      $12,995,000     $14,944,250

     We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $75,000.

Indemnity

     We will indemnify the underwriter against specified civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-Up Agreements

     We, our directors and our executive officers, have agreed not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus supplement or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of Flagstone Securities, LLC. This restriction terminates at the close of trading on the 60th day after (and including) the day the common stock issued in this offering commences trading on the New York Stock Exchange. However, Flagstone Securities, LLC, may, in its sole discretion and at any time or from time to time before the termination of the 60-day period, without notice, release all or any portion of the securities subject to lock-up agreements. Flagstone Securities, LLC has agreed to allow each of our directors and officers to sell up to a maximum aggregate total of 2,000 shares of our common stock during the period beginning two days after the date of our public announcement of our quarterly results for the first quarter of 2002 and ending on the last day of May 2002, which period is referred to as the trading window. Flagstone Securities, LLC has also agreed that it will not unreasonably withhold its consent to permit our directors and officers to sell an additional reasonable number of shares of our common stock during the trading window. Other than as described in this paragraph, there are no existing agreements between Flagstone Securities, LLC and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of Flagstone Securities, LLC, consent to the disposition of any shares held by stockholders subject to market stand-off agreements, nor will we consent to the removal of restrictive legends from shares of our common stock, subject to certain limited exceptions, prior to the expiration of such lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering; provided, however, that we may issue and sell our common stock pursuant to our existing stock option, stock ownership and dividend reinvestment and stock purchase plans that are in effect as of the date of this prospectus supplement, and that we may issue our common stock upon the conversion of securities or the exercise of warrants outstanding as of the date of this prospectus supplement.

Listing

     Our common stock is quoted on the New York Stock Exchange under "RWT."

Syndicate Short Sales

     The underwriter has advised us that it may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriter of a greater number of shares than it is required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 75,000 shares subject to the underwriter's over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number.

     A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriter may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriter will consider the price at which shares are available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriter to cover all or a portion of its short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

Stabilization

     The underwriter has advised us that, pursuant to Regulation M under the Securities Act, the underwriter may engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilization bid" is a bid for or the purchase of shares of common stock by the underwriter for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the underwriter to claim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by that syndicate member is purchased by the underwriter in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriter has advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Information Regarding Flagstone Securities, LLC

     Flagstone Securities, LLC, the underwriter, was organized and registered as a broker-dealer in 2001. Prior to this offering, Flagstone Securities, LLC has not acted as a lead managing underwriter in a public offering. Flagstone Securities, LLC does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to the contractual arrangements in connection with this offering, as described above.

Other Agreements

     The underwriter may in the future perform financial advisory services for us.

                                    EXPERTS

     The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Selected legal matters relating to the common stock will be passed on for us by Tobin & Tobin, a professional corporation, San Francisco, California. Legal matters relating to our tax status as a REIT will be passed on for us by GnazzoThill, A Professional Corporation, San Francisco, California. Certain legal matters will be passed upon for the underwriter by O'Melveny & Myers LLP, San Francisco, California.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information in this prospectus supplement.

     We have filed the documents listed below with the SEC under the Securities Exchange Act of 1934, or the Exchange Act, and these documents are incorporated herein by reference:

     - Our Annual Report on Form 10-K for the year ended December 31, 2001;

     - Our Definitive Proxy Statement filed April 8, 2002.

     Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement modifies or supersedes that statement.

     You may obtain copies of all documents which are incorporated in this prospectus supplement by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus supplement incorporates by reference) without charge upon written or oral request to Redwood Trust, Inc., 591 Redwood Highway, Suite 3100, Mill Valley, CA 94941, telephone (415) 389-7373.

       FORWARD-LOOKING STATEMENTS AND NOTICE ABOUT INFORMATION PRESENTED

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including, among other things, changes in interest rates on our mortgage assets and borrowings, changes in prepayment rates on our mortgage assets, general economic conditions, particularly as they affect the price of mortgage assets and the credit status of borrowers, and the level of liquidity in the capital markets, as it affects our ability to finance our mortgage asset portfolio.

     Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by us with the Securities and Exchange Commission, or SEC, including Forms 10-Q and 10-K.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

     This prospectus supplement contains statistics and other data that in some cases have been obtained from, or compiled from, information made available by servicing entities and information service providers.

PROSPECTUS
MARCH 12, 2001

                    COMMON STOCK, PREFERRED STOCK, WARRANTS,
                       AND SHAREHOLDER RIGHTS TO PURCHASE
                        COMMON STOCK AND PREFERRED STOCK

                                  $384,075,000

                                      RWT

                              REDWOOD TRUST, INC.

                         ------------------------------

     By this prospectus, we may offer, from time to time, securities consisting of:

     - shares of our common stock

     - shares of our preferred stock

     - any warrants to purchase our common stock or preferred stock

     - rights to purchase our common stock or preferred stock issued to our shareholders

     - any combination of the foregoing

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

     This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

     The New York Stock Exchange lists our common stock under the symbol "RWT." We also currently have one class of outstanding preferred stock listed under the symbol "RWTB."

     To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.
                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH 12, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    2
Private Securities Litigation Reform Act of 1995............    2
The Company.................................................    3
Use of Proceeds.............................................    3
Description of Securities...................................    3
Federal Income Tax Considerations...........................    9
Plan of Distribution........................................   16
ERISA Investors.............................................   17
Legal Matters...............................................   18
Experts.....................................................   18
Where You Can Find More Information.........................   18
Incorporation by Reference..................................   18

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, we may offer and sell any combination of the securities covered by this prospectus in one or more offerings up to a total dollar amount of $384,075,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information you may need to make your investment decision.

                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This prospectus and the documents incorporated by reference herein contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important factors that may impact our actual results include changes in interest rates, changes in the yield curve, changes in prepayment rates, the supply of mortgage loans and mortgage securities, our ability to obtain financing, the terms of any financing and other factors described in this prospectus.

                                  THE COMPANY

     Redwood Trust, Inc. is a real estate finance company specializing in owning, financing and credit-enhancing high-quality jumbo residential mortgage loans nationwide. We also finance U.S. real estate in a number of other ways, including through our investment portfolio (investment-grade mortgage securities) and our commercial loan portfolio. Our primary source of revenues is monthly payments made by homeowners on their mortgages. Our primary expense is the cost of borrowed funds. Since we are structured as a Real Estate Investment Trust (REIT), we distribute the bulk of our net earnings to shareholders as dividends. Our REIT status permits us to deduct dividend distributions to stockholders from our taxable income, thereby eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to stockholders in the form of dividends. We are self-advised and self-managed. Our principal executive offices are located at 591 Redwood Highway, Suite 3100, Mill Valley, CA 94941, telephone 415-389-7373.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the securities for acquisition of mortgage assets and general corporate purposes. Pending any such uses, we may invest the net proceeds from the sale of any securities or may use them to reduce short-term or adjustable-rate indebtedness. If we intend to use the net proceeds from a sale of securities to finance a significant acquisition of a business, a related prospectus supplement will describe the material terms of such acquisition.

                           DESCRIPTION OF SECURITIES

GENERAL

     The following is a brief description of the material terms of our securities that may be offered under this prospectus. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provisions of our Charter and Bylaws, including any applicable amendments or supplements thereto, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

     We may offer under this prospectus one or more of the following types of securities: shares of common stock, par value $0.01 per share; shares of preferred stock, in one or more classes or series; common stock warrants; preferred stock warrants; shareholder rights; and any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of securities. The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering.

     Our current authorized equity capitalization consists of 50 million shares which may be comprised of common stock and preferred stock. The common stock and the only currently issued, authorized and outstanding preferred stock, the Class B 9.74% Cumulative Convertible Preferred Stock (the "Class B Preferred Stock"), are listed on the New York Stock Exchange, and we intend to so list any additional shares of our common stock which are issued and sold hereunder. We may elect to list any future class or series of our securities issued hereunder on an exchange, but we are not obligated to do so.

COMMON STOCK

     Common stockholders are entitled to receive dividends when, as and if declared by our board of directors, out of legally available funds. In the case of the Class B Preferred Stock and in the event any future class or series of preferred stock is issued, dividends on any outstanding shares of preferred stock are required to be paid in full before payment of any dividends on the common stock. If we have a liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all of our assets available for distribution after payment of all our debts and other liabilities and the payment of all liquidation and other preference amounts to preferred stockholders then outstanding. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of common stock.

     Each holder of common stock is entitled to one vote per share with respect to all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights, if any, of any class or series of preferred stock that may be outstanding from time to time. Our charter and bylaws contain no restrictions on our repurchase of shares of the common stock. All the outstanding shares of common stock are, and additional shares of common stock will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Subject to the terms of the outstanding Class B Preferred Stock, our board of directors is authorized to designate with respect to each class or series of preferred stock the number of shares in each such class or series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative, and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any.

     Any preferred stock issued may rank prior to the common stock as to dividends and will rank prior to the common stock as to distributions in the event of our liquidation, dissolution or winding up. The ability of our board of directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of common stockholders. The shares of Class B Preferred Stock are, and any future shares of preferred stock will be, validly issued, fully paid and nonassessable.

SECURITIES WARRANTS

     We may issue securities warrants for the purchase of common stock or preferred stock, respectively referred to as common stock warrants and preferred stock warrants. Securities warrants may be issued independently or together with any other securities offered by this prospectus and any accompanying prospectus supplement and may be attached to or separate from such other securities. Each issuance of the securities warrants will be issued under a separate securities warrant agreement to be entered into by us and a bank or trust company, as securities warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. Each issue of securities warrants will be evidenced by securities warrant certificates. The securities warrant agent will act solely as an agent of ours in connection with the securities warrants certificates and will not assume any obligation or relationship of agency or trust for or with any holder of securities warrant certificates or beneficial owners of securities warrants.

     If we offer securities warrants pursuant to this prospectus in the future, the applicable prospectus supplement will describe the terms of such securities warrants, including the following, where applicable:

     - the offering price;

     - the aggregate number of shares purchasable upon exercise of such securities warrants, and in the case of securities warrants for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such securities warrants;

     - the designation and terms of the securities with which such securities warrants are being offered, if any, and the number of such securities warrants being offered with each such security;

     - the date on and after which such securities warrants and any related securities will be transferable separately;

     - the number of shares of preferred stock or shares of common stock purchasable upon exercise of each of such securities warrant and the price at which such number of shares of preferred stock or common stock may be purchased upon such exercise;

     - the date on which the right to exercise such securities warrants shall commence and the expiration date on which such right shall expire;

     - federal income tax considerations; and

     - any other material terms of such securities warrants.

     Holders of future securities warrants, if any, will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust.

STOCKHOLDER RIGHTS

     We may issue, as a dividend at no cost, stockholder rights to holders of record of our securities or any class or series thereof on the applicable record date. If stockholders rights are so issued to existing holders of securities, each stockholder right will entitle the registered holder thereof to purchase the securities pursuant to the terms set forth in the applicable prospectus supplement.

     If stockholder rights are issued, the applicable prospectus supplement will describe the terms of such stockholder rights including the following where applicable:

     - record date;

     - subscription price;

     - subscription agent;

     - aggregate number of shares of preferred stock or shares of common stock purchasable upon exercise of such stockholder rights and in the case of stockholder rights for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such stockholder rights;

     - the date on which the right to exercise such stockholder rights shall commence and the expiration date on which such right shall expire;

     - federal income tax considerations; and

     - and other material terms of such stockholder rights.

     In addition to the terms of the stockholder rights and the securities issuable upon exercise thereof, the prospectus supplement may describe, for a holder of such stockholder rights who validly exercises all stockholder rights issued to such holder, how to subscribe for unsubscribed securities, issuable pursuant to unexercised stockholder rights issued to other holders, to the extent such stockholder rights have not been exercised.

     Holders of stockholder rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust, except to the extent described in the related prospectus supplement.

RESTRICTIONS ON OWNERSHIP AND TRANSFER AND REPURCHASE OF SHARES

     In order that we may meet the requirements for qualification as a REIT at all times, our charter prohibits any person from acquiring or holding beneficial ownership of a number of shares of common stock or preferred stock (collectively, the "capital stock") in excess of 9.8% of the outstanding shares of the related class of capital stock. For this purpose, the term "beneficial ownership" means beneficial ownership, as determined under Rule 13d-3 under the Securities Exchange Act of 1934, of capital stock by a person, either directly or constructively under the constructive ownership provisions of Section 544 of the Code and related provisions.

     Under the constructive ownership rules of Section 544 of the Code, a holder of a warrant will be treated as owning the number of shares of capital stock into which such warrant may be converted. In addition, the constructive ownership rules generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, respectively. The rules may also attribute ownership of securities owned by family members to other members of the same family and treat securities with respect to which a person has an option to purchase as actually owned by that person. The rules further provide when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions. To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owing not only shares of capital stock actually owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit.

     Any transfer of shares of capital stock warrants that would cause us to be disqualified as a REIT or that would create a direct or constructive ownership of shares of capital stock in excess of the 9.8% ownership limit, or result in the shares of capital stock being beneficially owned, within the meaning of
Section 856(a) of the Code, by fewer than 100 persons, determined without any reference to any rules of attribution, or result in us being closely held within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to those shares or warrants. These restrictions on transferability and ownership will not apply if our board determines that it is no longer in our best interests to continue to qualify as a REIT.

     Any purported transfer of shares of capital stock or warrants that would result in a purported transferee owning, directly or constructively, shares in excess of the 9.8% ownership limit due to the unenforceability of the transfer restrictions described above will constitute excess securities. Excess securities will be transferred by operation of law to Redwood Trust as trustee for the exclusive benefit of the person or persons to whom the excess securities are ultimately transferred, until such time as the purported transferee retransfers the excess securities. While the excess securities are held in trust, a holder of such securities will not be entitled to vote or to share in any dividends or other distributions with respect to such securities and will not be entitled to exercise or convert such securities into shares of capital stock. Subject to the 9.8% ownership limit, excess securities may be transferred by the purported transferee to any person (if such transfer would not result in excess securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the excess securities on the date of the purported transfer), at which point the excess securities will automatically be exchanged for the stock or warrants, as the case may be, to which the excess securities are attributable. If a purported transferee receives a higher price for designating an ultimate transferee, such purported transferee shall pay, or cause the ultimate transferee to pay, such excess to us. In addition, such excess securities held in trust are subject to purchase by us at a purchase price equal to the lesser of (a) the price per share or per warrant, as the case may be, in the transaction that created such excess securities (or, in the case of a devise or gift, the market price at the time of such devise or gift), reduced by the amount of any distributions received in violation of the charter that have not been repaid to us, and (b) the market price as reflected in the last reported sales price of such shares of stock or warrants on the trading day immediately preceding the date of the purchase by us as reported on any exchange or quotation system over which such shares of stock or warrants may be traded, or if not then traded over any exchange or quotation system, then the market price of such shares of stock or warrants on the date of the purported transfer as determined in good faith by our board of directors, reduced by the amount of any distributions received in violation of the charter that have not been repaid to us.

     Upon a purported transfer of excess securities, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to the shares of capital stock or warrants except the right to payment of the purchase price for the shares of capital stock or warrants on the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on excess securities prior to our discovery that shares of capital stock have been transferred in violation of our articles of incorporation shall be repaid to us upon demand. If these transfer restrictions are determined to be void, invalid or unenforceable by a court of competent jurisdiction, then the purported transferee of any excess securities may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess securities and to hold the excess securities on our behalf.

     All certificates representing shares of capital stock and warrants will bear a legend referring to the restrictions described above.

     Any person who acquires shares or warrants in violation of our Charter, or any person who is a purported transferee such that excess securities result, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set forth above, give at least 15 days prior written notice to us of such event and shall provide us such other information as we may request in order to determined the effect, if any, of the transfer on our status as a REIT. In addition, every record owner of more than 5.0%, during any period in which the number of record stockholders is 2,000 or more, or 1.0%, during any period in which the number of record stockholders is greater than 200 but less than 2,000 or more, or 1/2%, during any period in which the number of record stockholders is 200 or less, of the number or value of our outstanding shares must send us an annual written notice by January 31 describing how the shares are held. Further, each stockholder upon demand is required to disclose to us in writing such information with respect to the direct and constructive ownership of shares and warrants as our board deems reasonably necessary to comply with the REIT provisions of the Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     Our board may increase or decrease the 9.8% ownership limit. In addition, to the extent consistent with the REIT provisions of the Code, our board may, pursuant to our Charter, waive the 9.8% ownership limit for a purchaser of our stock. As a condition to such waiver the intended transferee must give written notice to the board of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the ownership limit. Our board may also take such other action as it deems necessary or advisable to protect our status as a REIT.

     The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock and warrants to receive a premium for their shares or warrants that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

MARYLAND CONTROL SHARE ACQUISITION STATUTE

     The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. "Control shares" do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the "control shares," except those for which voting rights have previously been approved, for fair value determined, without regard to absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for "control shares" are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock, as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of "control share acquisitions."

     The "control share acquisition" statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a provision of the charter or bylaws of the corporation adopted prior to the acquisition of the shares. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if the acquisition would be in our stockholders' best interests.

TRANSFER AGENT AND REGISTRAR

     Mellon Investor Services LLC is the transfer agent and registrar with respect to our securities.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax consequences that may be relevant to a prospective purchaser of securities. It is not exhaustive of all possible tax considerations. It does not give a detailed discussion of any state, local or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective investor in light of such investor's particular circumstances or to certain types of investors subject to special treatment under federal income tax laws, including insurance companies, certain tax-exempt entities, financial institutions, broker/dealers, foreign corporations and persons who are not citizens or residents of the United States.

     EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS OF SUCH PURCHASE, OWNERSHIP AND SALE AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

     The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. The discussion of various aspects of federal taxation contained in this prospectus is based on the Code, administrative regulations, judicial decisions, administrative rulings and practice as in effect today, all of which are subject to change. In brief, if certain detailed conditions imposed by the Code are met, entities that invest primarily in real estate assets, including mortgage loans, and that otherwise would be taxed as corporations are, with certain limited exceptions, not taxed at the corporate level on their taxable income that is currently distributed to their stockholders. This treatment eliminates most of the "double taxation," at the corporate level and then again at the stockholder level when the income is distributed, that typically results from the use of corporate investment vehicles. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as normal corporate tax, on taxable income that is not currently distributed to its stockholders.

     Redwood Trust made an election to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1994.

     In the opinion of GnazzoThill, A Professional Corporation, special tax counsel to Redwood Trust, Redwood Trust, exclusive of any taxable affiliates, has been organized and operated in a manner which qualifies it as a REIT under the Code since the commencing of its operations on August 19, 1994 through September 30, 2000, the date of Redwood Trust's latest unaudited financial statements received by special tax counsel. However, whether Redwood Trust does and continues to so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which are not reviewed by special tax counsel on an ongoing basis. No assurance can be given that the actual results of Redwood Trust's operations for any one taxable year will satisfy those requirements. Moreover, certain aspects of Redwood Trust's planned method of operations have not been considered by the courts or the Internal Revenue Service in any published authorities that interpret the requirements of REIT status. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, special tax counsel will be unable to opine whether Redwood Trust will in fact qualify as a REIT under the Code in all events and for all periods.

     The opinions of special tax counsel are based upon existing law including the Internal Revenue Code of 1986, as amended, existing treasury regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which is subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect Redwood Trust or its stockholders.

     In the event that Redwood Trust does not qualify as a REIT in any year, it will be subject to federal income tax as a domestic corporation and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. To the extent that Redwood Trust would, as a consequence, be subject to potentially significant tax liabilities, the amount of earnings and cash available for distribution to its stockholders would be reduced. See "Termination or Revocation of REIT Status" below for more detail.

QUALIFICATION AS A REIT

     To qualify for tax treatment as a REIT under the Code, Redwood Trust must meet certain tests which are described immediately below.

     Ownership of Stock. For all taxable years after the first taxable year for which a REIT election is made, Redwood Trust's shares of stock must be transferable and must be held by a minimum of 100 persons for at least 335 days of a 12 month year, or a proportionate part of a short tax year. Redwood Trust must also use the calendar year as its taxable year for income tax purposes. In addition, at all times during the second half of each taxable year, no more than 50% in value of the stock of Redwood Trust may be owned directly or indirectly by five or fewer individuals. In determining whether Redwood Trust's shares are held by five or fewer individuals, the attribution rules of Section 544 of the Code (as modified by Section 856(h)(1)(B)(i) of the Internal Revenue Code) apply. Redwood Trust's Charter imposes certain repurchase provisions and transfer restrictions that are intended to avoid having more than 50% of the value of Redwood Trust's stock being held by five or fewer individuals, directly or constructively, at any time during the last half of any taxable year. These repurchase transfer restrictions should not cause the stock to be treated as "non-transferable" for purposes of qualification as a REIT. Redwood Trust intends to satisfy both the 100 stockholder and 50%/5 stockholder individual ownership limitations described above for as long as it seeks qualification as a REIT.

     Nature of Assets. On the last day of each calendar quarter at least 75% of the value of Redwood Trust's assets must consist of qualified REIT assets, government securities, cash and cash items (the "75% Assets Test"). Redwood Trust expects that substantially all of its assets will be "qualified REIT assets." Qualified REIT assets generally include interests in real property, interests in mortgage loans secured by real property, and interests in other REITs, REMICs and regular interests in FASITs.

     For tax years beginning before December 31, 2000, on the last day of each calendar quarter, of the investments in securities not included in the 75% Assets Test, the value of any one issuer's securities may not exceed 5% by value of Redwood Trust's total assets and Redwood Trust may not own more than 10% of any one issuer's outstanding voting securities. For tax years beginning after December 31, 2000, of the investments in securities not included in the 75% Assets Test, the securities of one or more taxable REIT subsidiary may not exceed 20% by value of Redwood Trust's total assets and, other than with respect to taxable REIT subsidiaries, the value of any one issuer's securities may not exceed 5% by value of Redwood Trust's total assets and Redwood Trust may not own more than 10% of the voting power or value of any one issuer's securities. Pursuant to its compliance guidelines, Redwood Trust intends to monitor closely, on not less than a quarterly basis, the purchase and holding of Redwood Trust's assets in order to comply with the above assets tests. In particular, as of the end of each calendar quarter Redwood Trust intends to limit and diversify its ownership of securities of any other entity, hedging contracts and other mortgage securities that do not constitute qualified REIT assets to less than 25%, in the aggregate, by value of its portfolio, to less than 20% by value in any taxable REIT subsidiary and, other than with respect to any taxable REIT subsidiary, to less than 5% by value as to any single issuer, including the stock of any taxable affiliate of Redwood Trust, and to less than 10% of the voting stock or value of any single issuer. If such limits are ever exceeded, Redwood Trust intends to take appropriate remedial action to dispose of such excess assets within the 30 day period after the end of the calendar quarter, as permitted under the Code.

     When purchasing mortgage-related securities, Redwood Trust may rely on opinions of counsel for the issuer or sponsor of such securities given in connection with the offering of such securities, or statements made in related offering documents, for purposes of determining whether and to what extent those securities (and the income therefrom) constitute qualified REIT assets and income for purposes of the 75% Assets Test, and the source of income tests discussed below. If Redwood Trust invests in a partnership, Redwood Trust will be treated as receiving its share of the income and loss of the partnership and owning a proportionate

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

share of the assets of the partnership and any income from the partnership will retain the character that it had in the hands of the partnership.

     Sources of Income. Redwood Trust must meet two separate income-based tests for each year to qualify as a REIT.

          1. THE 75% TEST. At least 75% of Redwood Trust's gross income for the taxable year must be derived from the following sources among others: (1) interest, other than interest based in whole or in part on the income or profits of any person, on obligations secured by mortgages on real property or on interests in real property; (2) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of Redwood Trust's business, known as "dealer property";
     (3) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property or as a result of a default under a lease of such property, known as "foreclosure property"; (4) income received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property, including interests in real property and interests in mortgages on real property, for example, commitment fees; (5) rents from real property; and (6) income attributable to stock or debt instruments acquired with the proceeds from the sale of stock or certain debt obligations, or new capital, of Redwood Trust received during the one-year period beginning on the day such proceeds were received, or qualified temporary investment income. The investments that Redwood Trust intends to make will give rise primarily to mortgage interest qualifying under the 75% income test.

          2. THE 95% TEST. In addition to deriving 75% of its gross income from the sources listed above, at least an additional 20% of Redwood Trust's gross income for the taxable year must be derived from those sources, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Income attributable to assets other than qualified REIT assets, such as income from or gain on the disposition of qualified liability hedges, that Redwood Trust holds, dividends on stock including any dividends from a taxable affiliate, interest on any other obligations not secured by real property, and gains from the sale or disposition of stock or other securities that are not qualified REIT assets will constitute qualified income for purposes of the 95% income test only, and will not be qualified income for purposes of the 75% income test. Income from mortgage servicing, loan guarantee fees or other contracts under which Redwood Trust would earn fees for performing services, and asset hedging will not qualify for either the 95% or 75% income tests. Redwood Trust intends to maintain its REIT status by carefully monitoring its income, including income from hedging transactions, futures contracts and sales of Mortgage Assets to comply with the 75% income test and the 95% income test. Redwood Trust intends to severely limit its acquisition of any assets or investments the income from which does not qualify for purposes of the 95% income test. Moreover, in order to help ensure compliance with the 95% income test and the 75% income test, Redwood Trust has adopted guidelines the effect of which will be to limit substantially all of the assets that it acquires, other than the shares of Holdings and qualified liability hedges, to qualified REIT assets. The policy of Redwood Trust to maintain REIT status may limit the type of assets, including hedging contracts, that Redwood Trust otherwise might acquire.

     For purposes of determining whether Redwood Trust complies with the 75% income test and the 95% income test detailed above, gross income does not include gross income from "prohibited transactions." A "prohibited transaction" is one involving a sale of dealer property, other than foreclosure property. Net income from "prohibited transactions" is subject to a 100% tax. See "-- Taxation of Redwood Trust" in this prospectus for more detail.

     If Redwood Trust fails to satisfy one or both of the 75% or 95% income tests for any year, it may face either (a) assuming such failure was for reasonable cause and not willful neglect, a 100% tax on the greater of the amounts of income by which it failed to comply with the 75% test of income or the 95% income test, reduced by estimated related expenses or (b) loss of REIT status. There can be no assurance that Redwood Trust will always be able to maintain compliance with the gross income tests for REIT qualification despite Redwood Trust's periodic monitoring procedures. Moreover, there is no assurance that the relief provisions

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

for a failure to satisfy either the 95% or the 75% income tests will be available in any particular circumstance.

     Distributions. Redwood Trust must distribute to its stockholders on a pro rata basis each year an amount equal to (1) 95% of its taxable income before deduction of dividends paid and excluding net capital gain, plus (2) 95% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code, less (iii) any "excess noncash income." Beginning with the 2001 tax year, this distribution requirement has been reduced to 90%. Redwood Trust intends to make distributions to its stockholders in amounts sufficient to meet this distribution requirement. Such distributions must be made in the taxable year to which they relate or, if declared before the timely filing of Redwood Trust's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. A nondeductible excise tax, equal to 4% of the excess of such required distributions over the amounts actually distributed will be imposed on Redwood Trust for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of (1) 85% of Redwood Trust's "ordinary income," (2) 95% of Redwood Trust's capital gain net income, and (3) income not distributed in earlier years.

     If Redwood Trust fails to meet the distribution test as a result of an adjustment to Redwood Trust's tax returns by the Internal Revenue Service, Redwood Trust, by following certain requirements set forth in the Code, may pay a deficiency dividend within a specified period which will be permitted as a deduction in the taxable year to which the adjustment is made. Redwood Trust would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file timely tax return.

TAXATION OF REDWOOD TRUST

     In any year in which Redwood Trust qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its taxable income or net capital gain which is distributed to its stockholders. Redwood Trust will, however, be subject to tax at normal corporate rates upon any net income or net capital gain not distributed. Redwood Trust intends to distribute substantially all of its taxable income to its stockholders on a pro rata basis in each year.

     In addition, Redwood Trust will also be subject to a tax of 100% of net income from any prohibited transaction and will be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% income tests, reduced by approximated expenses, if the failure to satisfy such tests is due to reasonable cause and not willful neglect and if certain other requirements are met. Redwood Trust may be subject to the alternative minimum tax on certain items of tax preference.

     If Redwood Trust acquires any real property as a result of foreclosure, or by a deed in lieu of foreclosure, Redwood Trust may elect to treat such real property as "foreclosure property." Net income from the sale of foreclosure property is taxable at the maximum federal corporate rate, currently 35%. Income from foreclosure property will not be subject to the 100% tax on prohibited transactions. Redwood Trust will determine whether to treat such real property as foreclosure property on the tax return for the fiscal year in which such property is acquired.

     For tax years beginning prior to 2001, REITs were generally limited to holding non-voting stock in taxable affiliates. However, beginning with the 2001 tax year, REITs may own directly all of the stock, including voting stock, of a taxable REIT subsidiary. Effective January 1, 2001, RWT Holdings, Inc. ("Holdings") and Redwood Trust elected to treat Holdings as a taxable REIT subsidiary of Redwood Trust. Any other taxable subsidiaries of Redwood Trust generally will also be converted to qualified taxable REIT subsidiaries. The aggregate value of these taxable REIT subsidiaries must be limited to 20% of the total value of Redwood Trust's assets. In addition, the taxable REIT subsidiaries may not, directly or indirectly, operate or manage a lodging facility or healthcare facility or provide to any person, under franchise, license or otherwise, rights to any lodging facility or healthcare facility brand name. In addition, Redwood Trust will be subject to a 100% penalty tax equal to any rent or other charges that it imposed on any taxable REIT subsidiary in excess of an arm's-length price for comparable services.
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

     Redwood Trust will derive income from its taxable REIT subsidiaries by way of dividends. Such dividends are non-real estate source income for purposes of the 75% income test. Therefore, when aggregated with Redwood Trust's other non-real estate source income, such dividends must be limited to 25% of Redwood Trust's gross income each year. Redwood Trust will monitor the value of its investment in its taxable REIT subsidiaries to ensure compliance with all applicable income and asset tests.

     Redwood Trust's taxable REIT subsidiaries are generally subject to corporate level tax on their net income and will generally be able to distribute only net after-tax earnings to its stockholders, including Redwood Trust, as dividend distributions.

     Redwood Trust will also be subject to the nondeductible 4% excise tax discussed above if it fails to make timely dividend distributions for each calendar year. Redwood Trust intends to declare its fourth regular annual dividend during the final quarter of the year and to make such dividend distribution no later than thirty-one (31) days after the end of the year in order to avoid imposition of the excise tax. Such a distribution would be taxed to the stockholders in the year that the distribution was declared, not in the year paid. Imposition of the excise tax on Redwood Trust would reduce the amount of cash available for distribution to Redwood Trust's stockholders. Shareholders may also be required to include on their own returns certain undistributed long-term capital gains earned by Redwood Trust and on which it has paid tax. Shareholders shall receive a credit for the tax so paid by the REIT and shall increase the basis in their stock by the excess of such gains over such tax paid.

TERMINATION OR REVOCATION OF REIT STATUS

     Redwood Trust's election to be treated as a REIT will be terminated automatically if Redwood Trust fails to meet the requirements described above. In that event, Redwood Trust will not be eligible again to elect REIT status until the fifth taxable year which begins after the year for which Redwood Trust's election was terminated unless all of the following relief provisions apply:

     - Redwood Trust did not willfully fail to file a timely return with respect to the termination taxable year;

     - inclusion of incorrect information in such return was not due to fraud with intent to evade tax; and

     - Redwood Trust establishes that failure to meet requirements was due to reasonable cause and not willful neglect.

     Redwood Trust may also voluntarily revoke its election, although it has no intention of doing so, in which event Redwood Trust will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four taxable years.

     If Redwood Trust fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Redwood Trust would be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to stockholders of Redwood Trust with respect to any year in which Redwood Trust fails to qualify as a REIT would not be deductible by Redwood Trust nor would they be required to be made. Failure to qualify as a REIT would result in Redwood Trust's reduction of its distributions to stockholders in order to pay the resulting taxes. If, after forfeiting REIT status, Redwood Trust later qualifies and elects to be taxed as a REIT again, Redwood Trust could face significant adverse tax consequences.

TAXATION OF REDWOOD TRUST'S STOCKHOLDERS

     General Taxation. For any taxable year in which Redwood Trust is treated as a REIT for federal income purposes, amounts distributed by Redwood Trust to its stockholders out of current or accumulated earnings and profits will be includible by the stockholders as ordinary income for federal income tax purposes unless properly designated by Redwood Trust as capital gain dividends. In the latter case, the distributions will generally be taxable to the stockholders as long-term capital gains.

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

     Distributions of Redwood Trust will not be eligible for the dividends received deduction for corporations that are stockholders. Stockholders may not deduct any net operating losses or capital losses of Redwood Trust.

     Upon a sale or disposition of either common stock or preferred stock, a stockholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder's adjusted basis in such stock, which gain or loss will be long-term if the stock has been held for more than one year. Any loss on the sale or exchange of shares of the stock of Redwood Trust held by a stockholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividend received on the stock held by such stockholders.

     If Redwood Trust makes distributions to its stockholders in excess of its current and accumulated earnings and profits, those distributions will be considered first a tax-free return of capital, reducing the tax basis of a stockholder's shares until the tax basis is zero. Such distributions in excess of the tax basis will be taxable as gain realized from the sale of Redwood Trust's shares.

     Redwood Trust will notify stockholders after the close of Redwood Trust's taxable year as to the portions of the distributions which constitute ordinary income, return of capital and capital gain. Dividends and distributions declared in the last quarter of any year payable to stockholders of record on a specified date in such quarter will be deemed to have been received by the stockholders and paid by Redwood Trust on December 31 of the record year, provided that such dividends are paid before February 1 of the following year. If either common or preferred stock is sold after a record date but before a payment date for declared dividends on such stock, a stockholder will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

     Generally, a distribution of earnings from a REIT is considered for estimated tax purposes only when the distribution is made. However, if Redwood Trust is at any time deemed to be a "closely-held REIT" (a REIT in which at least 50% of the vote or value is owned by 5 or fewer persons), any stockholder owning 10% or more of the vote or value of Redwood's shares must accelerate recognition of year end distributions such shareholder receives from Redwood Trust in computing estimated tax payments. Redwood Trust is not currently, and does not intend to be, a "closely-held REIT."

     Redwood Trust maintains a Dividend Reinvestment and Stock Purchase Plan or DRP Plan, Registration No. 333-18061, effective January 2, 1997. DRP participants will generally be treated as having received a dividend distribution equal to the fair market value on the investment date of the plan shares that are purchased with the participants' reinvested dividends and/or optional cash payments on such date, plus the brokerage commissions, if any, allocable to the purchase of such shares, and participants will have a tax basis in the shares equal to such value. DRP participants may not, however, receive any cash with which to pay the resulting tax liability. Shares received pursuant to the DRP will have a holding period beginning on the day after their purchase by the plan administrator.

     Preferred Stock. Distributions, including constructive distributions, made to holders of preferred stock, other than tax-exempt entities, will generally be subject to tax as described above. For federal income tax purposes, earnings and profits will be allocated to distributions with respect to the preferred stock before they are allocated to distributions with respect to common stock.

     Conversion of preferred stock into common stock. In general, no gain or loss will be recognized for federal income tax purposes upon conversion of the preferred stock solely into shares of common stock. The basis that a holder will have for tax purposes in the shares of common stock received upon conversion will be equal to the adjusted basis of the holder in the shares of preferred stock so converted, and, provided that the shares of preferred stock were held as a capital asset, the holding period for the shares of common stock received would include the holding period for the shares of preferred stock converted. A holder, however, generally will recognize gain or loss on the receipt of cash in lieu of fractional shares of common stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis for tax purposes in the fractional share of preferred stock for which cash was received. Furthermore, under certain

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

circumstances, a holder of shares of preferred stock may recognize gain or dividend income to the extent that there are dividends in arrears on the shares at the time of conversion into common stock.

     Adjustments to conversion price. Adjustments in the conversion price, or the failure to make such adjustments, pursuant to the anti-dilution provisions of the preferred stock or otherwise may result in constructive distributions to the holder so preferred stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution were to occur, a holder of preferred stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

EXERCISE OF SECURITIES WARRANTS

     Upon a holder's exercise of a securities warrant, the holder will, in general, not recognize any income, gain or loss for federal income tax purposes, will receive an initial tax basis in the security received equal to the sum of the holder's tax basis in the exercised securities warrant and the exercise price paid for such security and will have a holding period for the security received beginning on the date of exercise.

SALE OR EXPIRATION OF SECURITIES WARRANTS

     If a holder of a securities warrant sells or otherwise disposes of such securities warrant, other than by exercise, the holder generally will recognize capital gain or loss, long-term capital gain or loss if the holder's holding period for the securities warrant exceeds twelve months on the date of disposition. Otherwise, the holder will recognize short-term capital gain or loss equal to the difference between the cash and fair market value of other property received and the holder's tax basis, on the date of disposition, in the securities warrant sold. Such a holder generally will recognize a capital loss upon the expiration of an unexercised securities warrant equal to the holder's tax basis in the securities warrant on the expiration date.

TAXATION OF STOCKHOLDER RIGHTS

     If Redwood Trust makes a distribution of stockholder rights with respect to its common stock, such distribution generally will be tax free and a stockholder's basis in the rights received in such distribution will be zero. If the fair market value of the rights on the date of issuance is 15% or more of the value of the common stock or, if the stockholder so elects regardless of the value of the rights, the stockholder will make an allocation between the relative fair market values of the rights and the common stock on the date of the issuance of the rights. On the exercise of the rights, the stockholder will generally not recognize gain or loss. The stockholder's basis in the shares received from the exercise of the rights will be the amount paid for the shares plus the basis, if any, of the rights exercised. Distribution of stockholder rights with respect to other classes of securities holders generally would be taxable.

TAXATION OF TAX-EXEMPT ENTITIES

     In general, a tax-exempt entity that is a stockholder of Redwood Trust is not subject to tax on distributions. The Internal Revenue Service has ruled that amounts distributed by a REIT to an exempt employees' pension trust do not constitute unrelated trade or business income and thus should be nontaxable to such a tax-exempt entity. Based on that ruling, but subject to the discussion of excess inclusion income set forth under the heading "Taxation of Redwood Trust's Stockholders," special tax counsel is of the opinion that indebtedness incurred by Redwood Trust in connection with the acquisition of real estate assets such as mortgage loans will not cause dividends of Redwood Trust paid to a stockholder that is a tax-exempt entity to be unrelated trade or business income, provided that the tax-exempt entity has not financed the acquisition of its stock with "acquisition indebtedness" within the meaning of the Code. Under certain conditions, however, if a tax-exempt employee pension or profit sharing trust were to acquire more than 10% of Redwood Trust's stock, a portion of the dividends on such stock could be treated as unrelated trade or business income.

     Other tax-exempt entities should review the Code and should consult their own tax advisors concerning application of the unrelated trade or business income rules to them.

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

FOREIGN INVESTORS

     The preceding discussion does not address the federal income tax consequences to foreign investors, non-resident aliens and foreign corporations as defined in the Code, of an investment in Redwood Trust. In general, foreign investors will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of Redwood Trust's stock. Foreign investors in Redwood Trust should consult their own tax advisors concerning the federal income tax consequences to them of a purchase of shares of Redwood Trust's stock including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, REITs by foreign investors. In addition, federal income taxes must be withheld on certain distributions by a REIT to foreign investors unless reduced or eliminated by an income tax treaty between the United States and the foreign investor's country. A foreign investor eligible for reduction or elimination of withholding must file an appropriate form with Redwood Trust in order to claim such treatment.

                              PLAN OF DISTRIBUTION

     We may sell securities to or through one or more underwriters or dealers for public offering and sale, to one or more investors directly or through agents, to existing holders of our securities directly through the issuance of stockholders rights as a dividend, or through any combination of these methods of sale. Any principal underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices). We may also sell our securities from time to time through one or more agents in ordinary brokers' transactions. Such sales may be effected during a series of one or more pricing periods at prices related to the prevailing market prices reported on the New York Stock Exchange, as shall be set forth in the applicable prospectus supplement.

     In connection with the sale of securities, underwriters or agents may receive compensation from us or from purchasers of securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any principal underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

     Unless otherwise specified in the related prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any shares of common stock sold pursuant to a prospectus supplement will also be listed on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any future class or series of securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a future class or series of securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the securities.

     In connection with the offering of securities hereby, underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions affected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

     The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose penalty bids under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter, or any selling group member participating in the offering, for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

     The underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, including borrowers from, engage in transactions with, and perform services for, us or one or more of our affiliates in the ordinary course of business.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification against civil liabilities, including liabilities under the Securities Act.

     If indicated in the applicable prospectus supplement, we will authorize agents and underwriters to solicit offers by institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and, unless we otherwise agree, the aggregate principal amount of securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Contracts will not be subject to any conditions except that the purchase by an institution of the securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. A commission indicated in the prospectus supplement will be paid to the underwriters and agents soliciting purchases of debt securities pursuant to contracts accepted by us.

     Until the distribution of the securities is completed, rules of the SEC may limit the ability of the underwriters and selling group members, if any, to bid for and purchase the securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of securities.

                                ERISA INVESTORS

     Because the common stock will qualify as a "publicly offered security," employee benefit plans and individual retirement accounts may purchase shares of common stock and treat such shares, and not the underlying assets, as plan assets. The status of securities offered hereby other than the common stock will be discussed in the relevant prospectus supplement. Fiduciaries of ERISA plans should consider (i) whether an investment in the common stock and other securities offered hereby satisfies ERISA diversification requirements, (ii) whether the investment is in accordance with the ERISA plans' governing instruments and (iii) whether the investment is prudent.

                                 LEGAL MATTERS

     The validity of the securities offered hereby and certain legal matters will be passed on for us by Tobin & Tobin, a professional corporation, San Francisco, California. Certain tax matters will be passed on by GnazzoThill, A Professional Corporation, San Francisco, California.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission or the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms.

     We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information. You may request a free copy of any of the above filings by writing or calling:

                              Redwood Trust, Inc.
                        591 Redwood Highway, Suite 3100
                             Mill Valley, CA 94941
                                 (415) 389-7373

     You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

                           INCORPORATION BY REFERENCE

     The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

     We have filed the documents listed below with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"), and these documents are incorporated herein by reference:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999;

     - Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

     - Our Current Report on Form 8-K filed January 10, 2001; and

     - The description of our common stock included in our registration statement on Form 8-A, filed July 18, 1995 (Registration No. 0-26434) and as amended by Form 8-A/A filed August 4, 1995, under the Exchange Act.

     Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

     Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement. You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus incorporates by reference) without charge upon written or oral request to Redwood Trust, Inc., 591 Redwood Highway, Suite 3100, Mill Valley, CA 94941, telephone (415) 389-7373.

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     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS CORRECT AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS LAWFUL. IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE "COMPANY," "REDWOOD TRUST," "WE," "US," AND "OUR" REFER TO REDWOOD TRUST, INC. AND ITS SUBSIDIARIES.
                         ------------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Prospectus Supplement Summary.........   S-1
  The Company.........................   S-1
  Recent Developments.................   S-2
  The Offering........................   S-2
  Summary of Selected Financial
     Data.............................   S-3
Risk Factors..........................   S-4
Use of Proceeds.......................  S-13
Common Stock Dividend Policy and
  Distributions.......................  S-14
Capitalization........................  S-15
Selected Consolidated Financial
  Data................................  S-16
Company Business and Strategy.........  S-20
Federal Income Tax Considerations.....  S-29
Underwriting..........................  S-32
Experts...............................  S-34
Legal Matters.........................  S-34
Incorporation By Reference............  S-34
Forward-Looking Statements and Notice
  about Information Presented.........  S-35

                         ------------------------------

                                   PROSPECTUS

                                         PAGE
                                         ----
About this Prospectus..................    2
Private Securities Litigation Reform
  Act of 1995..........................    2
The Company............................    3
Use of Proceeds........................    3
Description of Securities..............    3
Federal Income Tax Considerations......    9
Plan of Distribution...................   16
ERISA Investors........................   17
Legal Matters..........................   18
Experts................................   18
Where You Can Find More Information....   18
Incorporation by Reference.............   18

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                                 500,000 SHARES

                                 [REDWOOD LOGO]

                                  COMMON STOCK

                             ---------------------
                             PROSPECTUS SUPPLEMENT
                             ---------------------

                              FLAGSTONE SECURITIES

                                 April 23, 2002
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